As Filed With the Securities and Exchange Commission on April 10, 2002

Registration No. 333-84036

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

IDEX CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	36-3555336
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

630 Dundee Road
Northbrook, Illinois 60062
(847) 498-7070
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Wayne P. Sayatovic
Senior Vice President—Finance and Chief Financial Officer
IDEX Corporation
630 Dundee Road
Northbrook, Illinois 60062
(847) 498-7070
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies To:
Christopher D. Lueking, Esq. Latham & Watkins 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Rohan S. Weerasinghe, Esq. Shearman Sterling 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, par value $.01 per share	5,750,000	$38.40	$220,800,000	$20,314

(1)	Includes 750,000 shares of common stock which the underwriters have an option to purchase from KKR Associates, L.P. to cover over-allotments, if any.
(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, as amended, based upon the average of the high and low trading prices of the common stock on the New York Stock Exchange on April 3, 2002.

(3)	$9,711 of the registration fee was paid with the initial filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated April 10, 2002

PROSPECTUS
5,000,000 Shares

[LOGO]
IDEX CORPORATION
Common Stock

We are selling 1,500,000 shares and the selling shareholders are selling 3,500,000 shares. The underwriters are offering all 5,000,000 shares in the U.S. and Canada. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

The shares trade on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “IEX.” On April 8, 2002, the last sale price of the shares as reported on the New York Stock Exchange was $39.31 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to IDEX	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters may also purchase up to an additional 750,000 shares from KKR Associates, L.P. at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state regulatory securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about            , 2002.

Merrill Lynch & Co.	Credit Suisse First Boston

Robert W. Baird & Co.

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

The date of this prospectus is            , 2002.

A person may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the FSMA does not apply to us.

This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2) (a) to (d) (“high net worth companies, unincorporated associations etc.”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

i

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that are incorporated by reference as set forth in “Information Incorporated by Reference,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act of 1934, as amended. Such statements relate to, among other things, capital expenditures, cost reductions, cash flow, and operating improvements and are indicated by words or phrases such as “anticipate,” “estimate,” “plans,” “expects,” “projects,” “management believes,” “the company believes,” “the company intends” and similar words or phrases. Such statements are subject to inherent uncertainties and risks which could cause actual results to differ materially from those anticipated as of the date of this prospectus. The risks and uncertainties include, but are not limited to, the following:

❒	economic and political consequences resulting from the September 11, 2001 terrorist attacks;

❒
levels of industrial activity and economic conditions in the U.S. and other countries around the world, pricing pressures and other competitive factors, and levels of capital spending in certain industries, all of which could have a material impact on order rates and our results, particularly in light of the low levels of order backlogs we typically maintain;

❒	our ability to make acquisitions and to integrate and operate acquired businesses on a profitable basis;

❒	the relationship of the U.S. dollar to other currencies and its impact on pricing and cost competitiveness;

❒	political and economic conditions in foreign countries in which we operate;

❒	interest rates;

❒	utilization of our capacity and the effect of capacity utilization on costs;

❒	labor market conditions and material costs; and

❒	developments with respect to contingencies, such as litigation and environmental matters.

The forward-looking statements included herein are only made as of the date of this prospectus and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

MARKET AND INDUSTRY DATA

This prospectus, and the documents incorporated by reference in this prospectus, include market share data based upon revenues that we obtained from internal company surveys, market research, publicly available information and industry publications and surveys. Much of the market share information for each of our business units is based upon their current products and current markets served. Information sources with respect to market share data for each of these niche markets are limited, and are generally based on a combination of the above sources. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal company surveys and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling shareholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling shareholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ii

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the information under “Risk Factors” and the consolidated financial statements and the related notes incorporated by reference into this prospectus before making an investment decision. See “Where You Can Find Additional Information.” Unless the context requires otherwise, the references to “we,” “us,” “our,” “the Company,” or “IDEX” refer collectively to IDEX Corporation and its subsidiaries. Unless otherwise stated, the information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option.

IDEX Corporation

Our Business

We are a leading global manufacturer of fluid handling products and other specialized industrial equipment. We manufacture an extensive array of proprietary, engineered industrial products sold to customers in a variety of industries around the world. We believe that each of our principal business units holds the number-one or number-two market share position in the niche markets they serve. We believe that our historical financial performance has been attributable to our expertise in designing and manufacturing quality proprietary products, coupled with our ability to identify and successfully integrate strategic acquisitions. Our business reports results in three segments: Pump Products Group, Dispensing Equipment Group, and Other Engineered Products Group. In 2001, we had $726.9 million in sales and $84.7 million in operating income before restructuring charges, with 42% of our sales shipped to customers outside the U.S.

Pump Products Group.    The Pump Products Group produces a wide variety of industrial pumps, compressors, flow meters and related controls for the movement of liquids, air and gases. The devices and equipment produced by this group are used by a large and diverse set of industries, including chemical processing, machinery, water treatment, medical equipment, liquid petroleum distribution, oil and refining, and food and drug processing. In 2001, the six business units that comprised this group were Gast Manufacturing, Liquid Controls, Micropump, Pulsafeeder, Viking Pump and Warren Rupp. The group accounted for 59% of our total sales in 2001, 37% of which were shipped to customers outside the U.S.

Dispensing Equipment Group.    The Dispensing Equipment Group produces highly engineered equipment for dispensing, metering and mixing colorants, paints, inks, and dyes; refinishing equipment; and centralized lubrication systems. This proprietary equipment is used in a variety of retail and commercial industries around the world. This group provides equipment, systems, and service for applications such as tinting paints and coatings, industrial and automotive refinishing; and the precise lubrication of machinery and transportation equipment. In 2001, the three business units that comprised this group were FAST, Fluid Management and Lubriquip. The group accounted for 19% of our total sales in 2001, 57% of which were shipped to customers outside the U.S.

Other Engineered Products Group.    The Other Engineered Products Group produces engineered banding and clamping devices, fire fighting pumps and rescue tools, and other components and systems for the fire and rescue industry. The high-quality stainless steel bands, buckles and preformed clamps and related installation tools are used in a wide variety of industrial and commercial applications. The group also includes the world’s leading manufacturer of truck-mounted fire pumps and rescue tool systems used by public and private fire and rescue organizations. In 2001, the two units that comprised this group were Band-It and Hale Products. The group accounted for 22% of our total sales in 2001, 41% of which were shipped to customers outside the U.S.

Our Strengths

As a world leading manufacturer of positive displacement pumps, dispensing equipment and other industrial equipment, we have a number of competitive advantages, including:

Brand Name, Market Leading Products.    We offer a wide range of products with strong brand recognition, compared with the single line offered by most of our competitors. Our primary products are market leaders, including positive displacement pumps, vacuum pumps, flow meters, fractional horsepower compressors, color formulation equipment, refinishing equipment, centralized lubrication systems, fire truck pumps and rescue tools, and stainless steel banding and clamping devices. We believe that each of our principal business units holds the number-one or number-two market share position in the niche markets they serve. We believe we have some of the strongest brand recognition in the markets we serve, including Viking&, FAST&, Fluid Management&, BAND-IT& and Hurst Jaws of Life&.

Highly Engineered Products with High Margins.    We tailor our highly engineered products to the specific needs of our niche market customers. We have a regular flow of new products generated through our engineering staff. In 2001, approximately 25% of our annual sales were generated from products we introduced or completely redesigned over the prior four years. This focus on highly engineered products, along with our efficient operations, has enabled us to achieve strong operating margins since our initial public offering in 1989.

Strong Distribution and Service.    A significant portion of our products are sold through distributors in more than 100 countries around the world. In 2001, we renewed our efforts to continuously upgrade our distribution network. This included launching IDEXconnect.com, our online distribution effort, to improve channel efficiency and identifying service-minded distributors to become certified service centers to add to our network. Through these service partners, we will have better insight into customer needs and product improvement ideas.

Diverse End Markets and Broad Customer Base.    Serving diverse end-users and worldwide markets reduces our dependence on particular geographic or industry segments. No customer accounts for more than 2% of our sales. Our largest four end markets—paints and coatings, fire and rescue, machinery, and chemical processing—each account for about 15% of total sales. We believe we enjoy a strong reputation for quality across our global customer base.

High Levels of Free Cash Flow.    Our free cash flow (cash flows from operating activities minus capital expenditures) has exceeded our net income every year since our initial public offering in 1989. Free cash flow in 2001 was a record $85.7 million, which was more than double our net income before restructuring charges. We expect strong free cash flow to continue as we focus on using operational excellence tools such as Six Sigma, Kaizen and Lean, as well as our global sourcing initiative.

Successful Acquisition Track Record.    We have acquired 19 businesses since our initial public offering in 1989, including three businesses in 2001. Our acquisition strategy focuses on companies that manufacture proprietary engineered products with leading positions in niche markets. We believe that our ability to successfully integrate acquired businesses into our overall structure has resulted in additional growth and improved financial performance.

Our Business Strategy

Our business strategy is to:

❒	use operational excellence initiatives (Six Sigma, Kaizen, Lean, global sourcing and eBusiness) to enhance our productivity and customer service in order to expand margins;

❒	invest in new products and identify new markets to drive organic growth in excess of market rates; and

❒	acquire companies that fit our acquisition criteria.

Achieve Greater Operational Excellence.    One of the cornerstones of our business model is achieving greater operational excellence. In the last two years, we have implemented several new initiatives that are aimed at enhancing our productivity, improving our customer service and reducing our cost structure. They are as follows:

❒
Six Sigma.    The Six Sigma methodology is a statistically-based discipline of improving product quality and streamlining manufacturing and transactional processes. Our Six Sigma process begins with identifying our customers’ critical-to-quality needs and then measuring the gap between their expectations and our actual performance. We analyze the causes of performance shortfalls and use a range of tools to remedy the problems. The resulting changes in our processes and products are systemic and long lasting. Through the use of these powerful tools, we have been able to solve problems that have eluded solution by traditional approaches, enabling us to improve product quality and on-time delivery for our customers.

❒
Kaizen.    Kaizen manufacturing techniques focus on eliminating waste—from wasted motion to wasted space—in each operation in the manufacturing process. Kaizen is being used to shorten cycle time, reduce the amount of manufacturing space needed and lower inventories. This initiative enables us to improve our productivity and thereby lower our cost of manufacturing.

❒
Lean.    Lean manufacturing techniques focus on a one-piece flow in manufacturing, based on customer needs. It is a visual “pull” system that allows us to determine how many products a customer needs, rather than a forecasted “batch” process that focuses on how many products we can “push” through the system. Lean principles improve the overall manufacturing process by reducing cycle time, inventory, floor space and non-value-added work, which results in higher returns on invested capital.

❒
Global sourcing.    Global sourcing of materials and components used in our manufacturing process is reducing our variable cost while providing us with materials and components of equal or better quality. Our business unit sourcing teams work together to streamline the global sourcing process, find new suppliers and leverage company-wide purchasing power. In 2001, our global sourcing initiative generated several million dollars in savings. Based on purchase agreements already in place, we expect to achieve a significant increase in savings from global sourcing in 2002.

❒
eBusiness.    Our goal is to make it easier for our customers to do business with IDEX. In September 2001, we launched IDEXconnect.com, our online distribution effort for our Pump Products Group distributors. By year-end, six distributors and 121 users were on the system. We are in the process of extending this system to our Dispensing Equipment and Other Engineered Products Groups.

Achieve Organic Growth in Excess of Market Rates.

❒	Expand Our Product Lines and Markets. We are investing a portion of our free cash flow, including savings generated from our operational excellence initiatives, to develop new products. At the same time, we are identifying new markets in an effort to seek additional sales opportunities. This approach is leading to the development of new products and product extensions to reach adjacent markets, new applications for existing products and new service offerings.

❒
Cross-Selling. By reorganizing our management structure in late 2000, we have more closely aligned operations with similar products, and created opportunities for the sales force to cross-sell the full line of products.

Complement Organic Growth with Acquisitions. We have acquired 19 businesses since our initial public offering in 1989, including three in 2001: Liquid Controls, Class 1 and Versa-Matic Tool. Acquisitions are a very important part of our growth strategy. We continue to look for companies that:

❒	offer proprietary, highly engineered brand-name products;

❒	are profitable;

❒	contribute to earnings in the first year;

❒	provide strong market positions;

❒	serve adjacent markets or complement current product lines;

❒	reach a diverse customer base; and

❒	have a strong management team.

Recent Developments

2001 Restructuring

Our management took aggressive actions in the first and fourth quarters of 2001 to downsize operations to be consistent with reduced business activity levels experienced across the U.S. and world economies. The restructuring, which affected all three of our business groups, resulted in our taking a total restructuring charge of $11.2 million ($7.1 million after tax, or $.23 per diluted share). During the year, excluding the effect of acquisitions, we reduced our workforce by 15%, affecting almost 600 employees. These actions were necessary to appropriately size our businesses, lower costs and improve efficiencies. We expect that the annual savings from these actions will exceed the total charge recorded.

How to Reach Us

Our principal executive office is located at 630 Dundee Road, Northbrook, Illinois 60062 and our telephone number at that address is (847) 498-7070. Our Internet address is http://www.idexcorp.com. The contents of our website are not part of this prospectus.

The Offering

Common stock offered:

By IDEX	1,500,000 shares

By the selling shareholders	3,500,000 shares

Total	5,000,000 shares

Shares outstanding after the offering	32,386,199 shares (1)

Use of proceeds
We estimate that net proceeds to us from this offering will be approximately $55.7 million. We intend to use the net proceeds to repay outstanding indebtedness under our revolving credit facility, thereby increasing the amount available for borrowing under this facility, which we intend to use for general corporate purposes, including the funding of acquisitions.

We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

New York Stock Exchange and Chicago Stock Exchange symbol	IEX

(1)
Shares outstanding after this offering are based on the number of shares outstanding as of April 8, 2002. The number of shares outstanding after the offering excludes 4,367,127 shares reserved for issuance under our stock option plans, of which options to purchase 3,454,501 shares at an average option price of $29.21 have been issued as of April 8, 2002.

Summary Consolidated Financial Data

We derived the following summary consolidated financial data for the periods ended and as of the dates indicated from our audited consolidated financial statements. This financial and operating data is not necessarily indicative of the results that may be expected for any future period. You should read this information together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, incorporated by reference into this prospectus. See “Where You Can Find Additional Information.”

	Years ended December 31,
	1999	2000	2001
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$655,041	$704,276	$726,947
Gross profit	256,484	277,952	263,722
Operating income	104,677	116,516	73,438	(1)
Net income	54,428	63,445	32,710	(1)
Diluted earnings per share:
Net income	$1.81	$2.07	$1.05	(1)
Net income excluding restructuring and goodwill (2)	2.11	2.38	1.65
Fully diluted weighted average shares outstanding	30,085	30,632	31,047
Dividends declared per share	$.56	$.56	$.56

Other Data:
EBITDA (excluding restructuring charge) (3)	$139,709	$154,027	$129,328
Depreciation and amortization (4)	34,464	36,480	43,933
Cash flows from operating activities	96,156	92,728	107,300
Capital expenditures	18,338	20,739	21,639
Free cash flow (5)	77,818	71,989	85,661

		As of December 31, 2001
		Actual	As Adjusted (6)
Balance Sheet Data:
Total assets		$838,804	$838,804
Total debt		291,820	236,156
Shareholders’ equity		401,112	456,776

(1)
Excluding a restructuring charge of $11,226 resulting from actions to downsize operations consistent with the reduced business activity levels in 2001, operating income was $84,664, net income was $39,782 and diluted earnings per share were $1.28.

(2)
In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 establishes accounting and reporting standards for intangible assets and goodwill. It requires that goodwill and certain intangible assets no longer be amortized to earnings, but instead be reviewed periodically for impairment. Had the new pronouncement been adopted on January 1, 1999, goodwill and trademark amortization of $11,312, $12,166 and $14,574 (after tax: $8,983 or $.30 per diluted share, $9,523 or $.31 per diluted share and $11,433 or $.37 per diluted share) would not have been recorded in 1999, 2000 and 2001, respectively. Further, excluding the restructuring charge, IDEX’s diluted earning per share in 2001 would have increased by another $.23 from $1.42 to $1.65.

(3)
EBITDA means earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as an alternative to net income, cash flows or any other items calculated in accordance with generally accepted accounting principles or as an indicator of our operating performance. The definition of EBITDA used herein may differ from the definition used by other companies.

(4)	Excludes amortization of debt issuance expenses.
(5)	Free cash flow means cash flows from operating activities minus capital expenditures.
(6)	Reflects the use of proceeds from this offering as described under “Use of Proceeds.”

RISK FACTORS

You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, including the documents incorporated by reference, before you decide whether to purchase our common stock. Any of the following risks, if they materialize, could adversely affect our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risk Factors Relating to Our Business

Continued terrorist attacks, war or other disturbances could lead to further economic instability and decreases in demand for our products and could have a material adverse effect on our business, financial condition and results of operations.

The terrorist attacks of September 11, 2001 caused instability in the global financial markets. The disruption of our business as a result of the terrorist attacks of September 11, including a decrease in customer demand for our products, had an immediate adverse impact on our business. Our business activity levels in the third and fourth quarters last year dropped significantly as a result of these attacks. Since we operate with a very small backlog of unfilled orders, reductions in order activity very quickly reduce our sales and profitability. The long-term effect of the September 11 attacks on our business are unknown. These attacks and the wars in Afghanistan and the Middle East may lead to additional armed hostilities or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which may further contribute to economic instability and could have a material adverse effect on our business, financial condition and results of operations.

We face risks from the uncertainty of prevailing economic conditions. Any decrease in customer demand for our products as a result of market downturns could have a material adverse effect on our business, financial condition and results of operations.

In 2001, the U.S. and other world markets experienced a significant downturn and many of the markets that we serve were affected. As a result of this downturn, customer demand decreased and our business and financial results were adversely affected. The impact of decreased demand for our products on our results is typically immediate given the low level of order backlogs we maintain. Lower demand also negatively affects our capacity utilization and the effect of capacity utilization on our costs could reduce our operating margins. If this economic slowdown were to continue for an extended period or if conditions were to worsen, the negative impact on our business and financial results could be further exacerbated. It is difficult for us to predict when and to what extent the markets we serve will recover.

Our growth strategy includes acquisitions and we may not be able to make acquisitions of suitable candidates or integrate acquisitions effectively.

Our markets primarily include mature industries. As a result, our historical growth has depended, and our future growth is likely to continue to depend, in large part on our acquisition strategy and the successful integration of acquired businesses into our existing operations. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets throughout the world. We cannot assure you, however, that we will be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain financing which may be needed to consummate such acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. In addition, we cannot assure you that any acquisition, once successfully integrated, will perform as planned, be accretive to earnings or prove to be beneficial to our operations and cash flow.

Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses. In addition, once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected. We cannot assure you that our continuing acquisition strategy will not have a material adverse effect on our business, financial condition and results of operations.

The markets we serve are highly competitive and our competition may have greater resources than us. This competition could limit the volume of products that we sell and reduce our operating margins.

Most of our products are sold in competitive markets. We believe that the principal points of competition in our markets are product quality, price, design and engineering capabilities, product development, conformity to customer specifications, quality of post-sale support, timeliness of delivery, and effectiveness of our distribution organization. Maintaining and improving our competitive position will require continued investment by us in manufacturing, engineering, quality standards, marketing, customer service and support, and our distribution networks. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will be successful in maintaining our competitive position. Our competitors may develop products that are superior to our products, or may develop methods of more efficiently and effectively providing products and services or may adapt more quickly than us to new technologies or evolving customer requirements. Certain of our competitors are subsidiaries of larger, more diversified corporations and may have greater financial, marketing, production and research and development resources than us. As a result, they may be better able to withstand the effects of periodic economic downturns. Pricing pressures could also cause us to adjust the prices of certain of our products to stay competitive. We cannot assure you that we will be able to compete successfully with our existing competitors or with new competitors. Failure to continue competing successfully could adversely affect our business, financial condition and results of operations.

Significant movements in foreign currency exchange rates may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates, particularly with respect to the euro and the British pound. Any significant change in the value of the currencies of the countries in which we do business against the U.S. dollar could affect our ability to sell products competitively and control our cost structure, which could have a material adverse effect on our business, financial condition and results of operations. We seek to minimize the risk from these foreign currency exchange rate fluctuations principally through invoicing our customers in the same currency as the source of the products. However, we cannot assure you that our efforts to minimize these risks will be successful.

Political and economic conditions in foreign countries in which we operate could adversely affect us.

In 2001, approximately 42% of our total sales were international sales. We expect international operations and export sales to continue to contribute materially to earnings for the foreseeable future. Both the sales from international operations and export sales are subject in varying degrees to risks inherent in doing business outside the United States. Such risks include, without limitation, the following:

❒	possibility of unfavorable circumstances arising from host country laws or regulations;

❒	risks of economic instability;

❒	partial or total expropriation;

❒	currency exchange rate fluctuations and restrictions on currency repatriation;

❒	potential negative consequence from changes to significant taxation policies;

❒	the disruption of operations from labor and political disturbances;

❒	changes in tariff and trade barriers and import or export licensing requirements;

❒	insurrection or war; and

❒	potential negative consequences from the requirements of partial local ownership of operations in certain countries.

We cannot assure you of the impact on us if such events occur in the future.

We are exposed to potential environmental liabilities. Compliance with environmental regulations could require us to discharge environmental liabilities, increase the cost of manufacturing our products or otherwise adversely affect our business, financial condition and results of operations.

Our past and present business operations and the past and present ownership and operations of real property by us are subject to extensive and changing federal, state, and local environmental laws and regulations, as well as those of other countries, pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including hazardous wastes) or otherwise relating to protection of the environment. In the future, we may be identified as a potentially responsible party and be subject to liability under applicable law. We have experienced, and expect to continue to experience, costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations.

We use and generate hazardous substances and wastes in our operations. In addition, many of our current and former properties are or have been used for industrial purposes. Accordingly, we are conducting investigation and remediation activities at several on-site and off-site locations. We may be subject to potential material liabilities relating to any investigation and clean-up of contaminated properties and to claims alleging personal injury.

We could be adversely affected by rapid changes in interest rates.

Our profitability may also be adversely affected during any period of unexpected or rapid increase in interest rates. At December 31, 2001, we had $291.8 million of total debt outstanding, of which approximately 47% was priced at interest rates that float with the market. A 50 basis point increase in the interest rate on the floating rate debt would result in an approximate $686,000 annualized increase in interest expense and decrease in cash flows. We will from time to time enter into interest rate swaps on our debt when we believe there is a clear financial advantage in doing so. As of March 31, 2002, we had no interest rate swaps in place.

Our intangible assets are valued at an amount greater than our net worth and a write-off of our intangible assets could cause us to have negative net worth.

Our total assets reflect substantial intangible assets, primarily goodwill. At December 31, 2001, goodwill totaled $454.6 million compared to $401.1 million of shareholders’ equity. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the tangible assets we have acquired. At each balance sheet date, we assess whether there has been an impairment in the value of our intangible assets. If future operating performance at one or more of our business units were to fall significantly below current levels, we could reflect, under current applicable accounting rules, a non-cash charge to operating earnings for goodwill impairment. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and total capitalization, which effect could be material. As of January 1, 2002, we have determined that no impairment existed.

Our business could suffer if we are unsuccessful in negotiating new collective bargaining agreements.

As of December 31, 2001, we had approximately 3,900 employees. Approximately 15% of our employees are represented by unions with various contracts expiring through March 2005. Although we believe that our relations with our employees are good and we have not experienced any recent strikes or work stoppages, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations. In addition, our closures of certain facilities may create the risk of strikes or work stoppages at those and other facilities.

We are dependent on the availability of raw materials and parts and components used in our products.

While we manufacture many of the parts and components used in our products, we require substantial amounts of raw materials and purchase some parts and components from suppliers. The availability and prices of raw materials and parts and components may be subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. Any change in the supply of, or price for, these raw materials or parts and components could materially affect our business, financial condition and results of operations.

Risk Factors Associated With Our Common Stock

Limited trading volume of our common stock may contribute to its price volatility.

Our common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange. During the twelve months ended March 31, 2002, the average daily trading volume for our common stock as reported by the NYSE was 47,531 shares. Even if we achieve a wider dissemination as to the shares offered by us and the selling shareholders pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

Existing shareholders may sell their shares, which could depress the market price of our common stock.

In addition to the 5,750,000 shares covered by this prospectus (assuming the underwriters exercise their over-allotment option in full) which may be offered and sold from time to time by us and the selling shareholders, KKR Associates, L.P. has certain rights under a registration rights agreement to require us to register up to an additional 4,503,592 shares of common stock under the Securities Act to permit the public sale of its shares, as well as the ability to resell its shares into the public market pursuant to Rule 144 under the Securities Act (“Rule 144”). Moreover, as of April 8, 2002, our executive officers and directors beneficially owned 1,227,729 shares of common stock (not including shares held by KKR Associates, L.P.) that are eligible to be resold into the public market pursuant to Rule 144 or Rule 701 under the Securities Act. Significant sales of such shares of common stock, or the prospect of such sales, may depress the price of the shares.

If we need to sell or issue additional shares of common stock to finance future acquisitions, your stock ownership could be diluted.

Part of our business strategy is to expand into new markets and enhance our position in existing markets throughout the world through acquisitions. In order to successfully complete targeted acquisitions or fund our other activities, we may issue additional equity securities that could be dilutive to our earnings per share and to your stock ownership. We cannot assure you as to when, and how many of, the shares of our common stock will be sold or as to the effect those sales may have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options and warrants or in connection with acquisition financing), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

A significant amount of our common stock is owned by a single shareholder and that shareholder is in a position to exert influence over the outcome of corporate actions.

The selling shareholders owned approximately 28.3% of our common stock as of April 8, 2002 prior to this offering. Assuming the sale of all of the shares of common stock covered by this prospectus and the underwriters exercise of their over-allotment option in full, KKR Associates, L.P. will own approximately 13.9% of our common stock and will be in a position to exert influence over the outcome of corporate actions requiring shareholders’ approval, including the election of directors, additional issuances of our common stock or other securities, and transactions involving a change of control. If there is no exercise of the underwriters’ over-allotment option, KKR Associates, L.P. will own approximately 16.2% of our common stock after the offering. IDEX Associates, L.P. is selling all of the shares it owns in this offering.

Certain Provisions of Our Certificate of Incorporation, By-Laws and Delaware General Corporate Law May Have Possible Anti-Takeover Effects.

Some of the provisions of our certificate of incorporation and by-laws could discourage, delay or prevent an acquisition of our business at a premium price. The provisions:

❒	permit the board of directors to increase its own size and fill the resulting vacancies;

❒	provide for a board comprised of three classes of directors with each class serving a staggered three-year term; and

❒	authorize the issuance of up to 5,000,000 shares of preferred stock in one or more series without a shareholder vote.

In addition, Section 203 of the Delaware General Corporate Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

We may not be able to pay dividends on our common stock.

We have no obligation to pay dividends on our common stock. The declaration and payment of dividends on our common stock is subject to and will depend upon, among other things:

❒	our future earnings and financial condition, liquidity and capital requirements;

❒	our ability to pay dividends under our revolving credit facility, receivables facility and the indenture for our senior notes; and

❒	other factors deemed relevant by our board of directors.

USE OF PROCEEDS

We estimate that the net proceeds, after paying the underwriting discounts and the estimated offering expenses payable by us, from the sale of the 1,500,000 shares of common stock offered by us will be approximately $55.7 million, based upon the assumed public offering price per share of $39.31, which was the closing price of our common stock on April 8, 2002 as quoted on the New York Stock Exchange. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. For information about the selling shareholders, see “Ownership of Common Stock by Selling Shareholders, Management and Principal Shareholders.”

We expect to utilize the net proceeds to us to pay down indebtedness under our revolving credit facility, thereby increasing the amount available for future borrowing under such facility, which we intend to use for general corporate purposes, including the funding of acquisitions. We regularly evaluate potential acquisition opportunities, but we are not currently negotiating any acquisitions that would be material to our business. Pending application of the net proceeds from this offering to pay down outstanding indebtedness, we may invest in commercial paper or short-term investment grade interest bearing securities.

As of March 31, 2002, we had approximately $81.1 million of outstanding indebtedness under our revolving credit facility, and our weighted average interest rate on borrowings outstanding under the revolving credit facility was 3.59%. At such date, approximately $218.9 million of the revolving credit facility was unused. A facility fee equal to 20 basis points per annum is payable quarterly on the entire amount available under the revolving credit facility. The revolving credit facility expires on June 8, 2006.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed and traded on the New York Stock Exchange under the symbol “IEX.” The following table sets forth, for the periods indicated, the high and low intraday sales prices per share for our common stock as reported on the New York Stock Exchange and the dividends per share paid on our common stock.

2000	High	Low	Dividends per share
First Quarter	$31.38	$22.75	$.14
Second Quarter	34.75	26.56	.14
Third Quarter	33.81	25.13	.14
Fourth Quarter	36.00	26.38	.14

2001
First Quarter	$33.81	$27.00	$.14
Second Quarter	34.00	27.47	.14
Third Quarter	37.20	24.90	.14
Fourth Quarter	35.73	26.95	.14

2002
First Quarter	$38.90	$33.25	$.14
Second Quarter (through April 8, 2002)	39.33	36.58	.14

Our common stock is also listed and traded on the Chicago Stock Exchange under the symbol “IEX.” As of April 8, 2002, there were approximately 1,100 shareholders of record of our common stock.

DIVIDEND POLICY

The declaration of future dividends, subject to certain limitations, is within the discretion of the board of directors and will depend upon, among other things, our future earnings and financial condition, liquidity and capital requirements. In addition, our revolving credit facility expiring in June 2006, the receivables facility expiring in December 2002 and the indenture for the senior notes due in February 2008 permit the payment of dividends only to the extent that no default exists under these agreements, and limit the amount of cash dividends in accordance with specified formulas. At December 31, 2001, under the most restrictive of these provisions, we had approximately $59.8 million available for the payment of cash dividends in 2002.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2001:

❒	on an actual basis, and

❒
on an as adjusted basis, to reflect the sale of 1,500,000 shares of common stock offered by us in this offering at an assumed offering price of $39.31 per share, which was the closing price of our common stock on April 8, 2002, less the estimated underwriting discount and offering expenses payable by us, and the application of the estimated net proceeds to us from the sale of those shares, as if this transaction had occurred on December 31, 2001.

You should read the following table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, including the related notes, incorporated by reference into this prospectus.

	As of December 31, 2001
	Actual	As Adjusted
	(in thousands)

Cash and cash equivalents	$4,972	$4,972

Long-term debt:
Bank credit facilities (including accrued interest)	$112,787	$57,123
Receivables facility	25,000	25,000
6.875% senior notes	150,000	150,000
Other	4,033	4,033

Total long-term debt	291,820	236,156

Shareholders’ equity:
Common stock, $.01 par value; 75,000,000 shares authorized; 30,763,193 shares issued and outstanding, actual; 32,263,193 shares issued and outstanding, as adjusted	308	323
Additional paid-in capital	124,658	180,307
Retained earnings	295,489	295,489
Accumulated other comprehensive loss	(12,149)	(12,149)
Treasury stock, at cost—29,215 shares	(865)	(865)
Unearned compensation on restricted stock	(6,329)	(6,329)

Total shareholders’ equity	401,112	456,776

Total capitalization	$692,932	$692,932

The table above excludes 2,993,842 shares of common stock issuable upon exercise of options outstanding at December 31, 2001 at a weighted average exercise price of $26.92 per share (1,256,382 were exercisable as of December 31, 2001 and the balance become exercisable in the future based upon continued employment).

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data for, and as of the years ended, December 31, 1997, 1998, 1999, 2000 and 2001. This data has been derived from our audited consolidated financial statements, and is not necessarily indicative of the results that may be expected for any future period. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, incorporated by reference into this prospectus. See “Where You Can Find Additional Information.”

	Years ended December 31,
	1997		1998	1999	2000	2001
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$552,163		$640,131	$655,041	$704,276	$726,947
Cost of sales	329,806		387,285	398,557	426,324	463,225
Gross profit	222,357		252,846	256,484	277,952	263,722
SG&A expenses	110,588		132,627	140,495	149,639	164,893
Goodwill amortization	8,174		10,676	11,312	11,797	14,165
Restructuring charge	—		—	—	—	11,226

Operating income	103,595		109,543	104,677	116,516	73,438	(1)
Other income (expense)—net	(693)		479	568	1,031	731
Interest expense	18,398		22,359	18,020	16,521	20,738

Income before income taxes	84,504		87,663	87,225	101,026	53,431
Provision for income taxes	31,029		33,267	32,797	37,581	20,721

Income from continuing operations	53,475		54,396	54,428	63,445	32,710
Income from discontinued operations	5,151		10,182	—	—	—
Extraordinary items	—		(2,514)	—	—	—

Net income	$58,626		$62,064	$54,428	$63,445	$32,710	(1)

Diluted earnings per share:
Income from continuing operations	$1.78	(3)	$1.81	$1.81	$2.07	$1.05
Net income	1.95	(3)	2.07	1.81	2.07	1.05	(1)(2)
Fully diluted weighted average shares outstanding	29,999	(3)	30,052	30,085	30,632	31,047
Dividends declared per share	$.495	(3)	$.545	$.56	$.56	$.56

Other Data:
EBITDA (excluding restructuring charge) (4)	$127,195		$142,957	$139,709	$154,027	$129,328
Depreciation and amortization (5)	24,293		32,935	34,464	36,480	43,933
Cash flows from continuing operations	80,546		84,894	96,156	92,728	107,300
Capital expenditures	13,562		20,763	18,338	20,739	21,639
Free cash flow (6)	66,984		64,131	77,818	71,989	85,661

	As of December 31,
	1997		1998	1999	2000	2001
Balance Sheet Data:
Total assets	$599,193		$695,811	$738,567	$758,854	$838,804
Total debt	258,417		283,410	268,589	241,886	291,820
Shareholders’ equity	238,671		286,037	329,024	374,502	401,112

(1)
Excluding a restructuring charge of $11,226 resulting from actions to downsize operations consistent with the reduced business activity levels in 2001, operating income was $84,664, net income was $39,782 and diluted earnings per share were $1.28.

footnotes continued on following page

(2)
In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 establishes accounting and reporting standards for intangible assets and goodwill. It requires that goodwill and certain intangible assets no longer be amortized to earnings, but instead be reviewed periodically for impairment. Had the new pronouncement been adopted on January 1, 1997, goodwill and trademark amortization of $8,174, $10,676, $11,312, $12,166 and $14,574 (after tax: $6,273 or $.21 per diluted share, $8,524 or $.28 per diluted share, $8,983 or $.30 per diluted share, $9,523 or $.31 per diluted share and $11,433 or $.37 per diluted share) would not have been recorded in 1997, 1998, 1999, 2000 and 2001, respectively. Further, excluding the restructuring charge, IDEX’s diluted earnings per share in 2001 would have increased by another $.23 from $1.42 to $1.65.

(3)	All share and per share data have been restated to reflect the three-for-two stock split effected in the form of a 50% stock dividend in January 1997.
(4)
EBITDA means earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as an alternative to net income, cash flows or any other items calculated in accordance with generally accepted accounting principles or as an indicator of our operating performance. The definition of EBITDA used herein may differ from the definition used by other companies.

(5)	Excluding amortization of debt issuance expenses.
(6)
Free cash flow means cash flows from continuing operations minus capital expenditures. In 1997 and 1998, cash flows from continuing operations consist of cash flows from operating activities less cash flows from discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations of IDEX Corporation should be read in conjunction with the consolidated financial statements, and related notes thereto, incorporated by reference into this prospectus.

Historical Overview and Outlook

We sell a broad range of proprietary pumps, metering devices, dispensing equipment and other engineered products to a diverse customer base in the United States and internationally. Accordingly, our businesses are affected by levels of industrial activity and economic conditions in the U.S. and in other countries where our products are sold, and by the relationship of the U.S. dollar to other currencies. Among the factors that influence the demand for our products are interest rates, levels of capacity utilization and capital spending in certain industries, and overall industrial activity.

We have a history of above-average operating margins. Our operating margins are affected by, among other things, utilization of facilities as sales volumes change and including newly acquired businesses, which may have lower margins and whose margins are normally further reduced by purchase accounting adjustments.

Beginning in 2002, purchase accounting adjustments will not significantly affect our margins, since we will no longer amortize goodwill and intangible assets with indefinite lives to earnings, in accordance with new accounting rules. Instead, we will periodically review these assets for impairment.

For 2001, we reported record orders and sales, while recording lower net income and earnings per share compared with the prior year. New orders in 2001 totaled $713.4 million, 2% above the prior year. Excluding the impact of foreign currency and the five acquisitions made since the beginning of 2000 (Ismatec—April 2000, Trebor—May 2000, Class 1—January 2001, Liquid Controls—January 2001 and Versa-Matic—June 2001), orders were 9% lower than 2000. Our order declines were associated with the weaknesses in the North American and European manufacturing sectors and the aftermath of the September 11 terrorist attacks. At December 31, 2001, we had an unfilled order backlog of slightly over one month’s sales, consistent with recent periods.

The year 2001 was a very difficult one for the country and for us as a manufacturer of industrial products. The slowdown in our business started in the second half of 2000, lingered into the first half of 2001, and then deteriorated further in the third quarter even before the tragic events of September 11. Business activity levels for the fourth quarter dropped even more in the aftermath of the terrorist attacks and the onset of the war against terrorism. In 2001, we wrote $190 million of orders in the first quarter, $191 million in the second, $171 million in the third, and only $161 million in the last quarter. Since we operate with a very small backlog of unfilled orders, reductions in order activity very quickly reduce sales and profitability.

These order declines were associated with continuing weaknesses in virtually all worldwide manufacturing sectors. The most significant impact has been felt in the Dispensing Equipment Group—which serves the paints and coatings, automotive and general industrial markets—where sales comparisons with the prior year were down 27% for the fourth quarter and 17% for the full year. All three businesses in this Group were affected, as fourth quarter operations were below breakeven levels and full-year profits were down 57% from 2000.

As a direct result of the depressed environment, our management took aggressive actions in the first and fourth quarters of 2001 to downsize operations to be consistent with reduced business activity levels. A total restructuring charge of $11.2 million ($7.1 million after tax, or $.23 per diluted share) was taken that affected all three of our business groups. During the year, our workforce was reduced by 15%, affecting almost 600 employees. These actions were necessary to appropriately size our businesses, lower costs and improve efficiencies. We expect that the annual savings from these actions will exceed the total charge recorded.

Despite the very difficult economic environment, we continued to generate excellent cash flow. Our free cash flow (cash flows from operating activities minus capital expenditures) has exceeded net income every year since we were formed in 1988. Free cash flow in 2001 was a record $86 million, which was more than double our net income before restructuring charges.

Looking ahead to 2002, our performance will depend on the pace of incoming business. It is exceedingly difficult to project what orders will be, given the current economic and political environment. We operate with a very small backlog of unfilled orders, and we are not able to assess how long the softness in several of our end-markets is likely to last. Our performance will depend upon the strength of the U.S. and key international economies. We believe we are well positioned for a strong recovery once economic conditions improve. This is based on our reduced cost structure; the margin improvement initiatives of Six Sigma, global sourcing and eBusiness; and the use of strong cash flow to cut debt and interest expense. In addition, we continue to pursue acquisitions to drive our longer term profitable growth.

Performance in 2001 compared with 2000

We achieved record orders and sales, but reported lower net income and earnings per share in 2001 compared with the prior year. New orders in 2001 totaled $713.4 million and were 2% above the prior year. Excluding the impact of foreign currency and the five acquisitions made since the beginning of 2000, orders were 9% lower.

Sales for 2001 increased by 3% to $726.9 million from $704.3 million. Acquisitions accounted for a 13% improvement, which was partially offset by a 9% decline in base business sales and a 1% unfavorable currency translation. Net income was $32.7 million, which was 48% lower than the $63.4 million earned in 2000. Diluted earnings per share decreased by $1.02 to $1.05, down 49% compared with 2000. Excluding the restructuring charge, net income was $39.8 million, 37% lower than the $63.4 million earned in the prior year, and diluted earnings per share were $1.28, down 38% from $2.07.

For 2001, the Pump Products Group contributed 59% of sales and 61% of operating income, the Dispensing Equipment Group accounted for 19% of sales and 14% of operating income, and the Other Engineered Products Group represented 22% of sales and 25% of operating income. In 2001, international sales were up 6% and domestic sales increased by 1% compared with 2000. International sales were 42% of total sales, up from 41% in the prior year.

Pump Products Group sales of $427.0 million increased by $32.0 million, or 8%, in 2001 compared with 2000, principally reflecting the Ismatec, Trebor, Liquid Controls and Versa-Matic acquisitions, which added 17% to sales in 2001. Compared to 2000, base business sales volume was down 8% and foreign currency had a 1% negative effect. In 2001, international sales grew 22% and domestic sales increased by 1%, principally reflecting the recent acquisitions. As a result, sales to customers outside the U.S. increased to 37% of total group sales in 2001 from 33% in 2000. Excluding acquisitions and foreign currency, base international sales were down 3% from the prior year and base U.S. sales volume decreased by 10%, with the lower sales principally caused by continuing weakness in the North American and European manufacturing sectors.

Dispensing Equipment Group sales of $137.4 million decreased by $29.0 million, or 17%, in 2001 compared with 2000. Base business sales were down 16% and foreign currency translation had a 1% negative effect. Excluding foreign currency, international sales were down 10% in 2001 from the prior year and domestic sales decreased by 22% due to continuing weak conditions in the North American and European end-markets, which caused significant year-over-year volume declines at all three businesses in this group. Sales to customers outside the U.S. were 57% of total group sales in 2001, up from 55% in 2000.

Other Engineered Products Group sales of $164.8 million increased by $19.0 million, or 13%, in 2001 compared with 2000, principally reflecting the Class 1 acquisition, which added 18% to sales in 2001. Overall base business sales decreased by 3% and foreign currency translation had a 2% negative effect. In 2001, domestic sales increased by 23% and international sales increased by 1%. Sales to customers outside the U.S. were 41% of total group sales in 2001, down from 46% in 2000, principally reflecting the change in sales mix due to the Class 1 acquisition. Excluding foreign currency and acquisitions, base international sales in 2001 increased by 4% compared with the prior year, while the base U.S. sales volume decreased by 9%, due to the soft conditions in most U.S. end-markets.

Gross profit of $263.7 million in 2001 decreased by $14.2 million, or 5%, from 2000. Gross profit as a percent of sales was 36.3% in 2001 and decreased from 39.5% in 2000. The decline in gross profit and gross margins was attributable to significantly lower base business sales volumes, production inefficiencies and under-absorption of manufacturing expenses related to lower volumes and planned inventory reductions, and the addition of lower margin acquisitions. Selling, general and administrative (SG&A) expenses increased to $164.9 million in 2001 from $149.6 million in 2000 due to including acquisitions. As a percent of net sales, SG&A expenses were 22.7%, up from 21.2% in 2000. The increase principally reflected significantly lower base business sales volumes and incremental up-front costs associated with implementing our Six Sigma and eBusiness initiatives. Goodwill amortization increased by $2.4 million to $14.2 million in 2001, reflecting the recent acquisitions. As a percent of sales, goodwill amortization remained flat at about 2% for both years.

Operating income decreased by $43.1 million, or 37%, to $73.4 million in 2001 from $116.5 million in 2000. Excluding the restructuring charge, operating income as a percent of sales decreased to 11.6% in 2001 from 16.5% in 2000. The decreases in operating income and operating margin were reflected at all three business groups. They were attributable to significantly lower base business sales volumes, production inefficiencies and under-absorption of manufacturing expenses related to lower volumes and planned inventory reductions, addition of lower margin acquisitions and incremental costs associated with implementing our initiatives. In the Pump Products Group, operating income of $61.8 million and operating margin of 14.5% in 2001 compared with the $73.6 million and 18.6% recorded in 2000. With a 17% year-over-year sales decline, profitability of the Dispensing Equipment Group had the most significant decrease of our three groups, as operating income of $14.0 million and operating margin of 10.2% decreased from $32.5 million and 19.5% in 2000. Operating income in the Other Engineered Products Group of $25.0 million and operating margin of 15.2% in 2001 decreased from $27.4 million and 18.8% recorded in 2000. During 2001, we recorded a restructuring charge totaling $11.2 million ($7.1 million after tax, or $.23 per share), to properly size our operations to the then current business conditions. The restructuring affected all three business groups and reduced the workforce, lowered costs, improved efficiencies and addressed excess capacity that resulted from lower demand and more efficient processes at the Gast and Hale business units.

Interest expense increased to $20.7 million in 2001 from $16.5 million in 2000. The increase principally was due to the additional debt incurred to acquire the Ismatec, Trebor, Liquid Controls, Class 1 and Versa-Matic businesses, which was partially offset by lower interest rates.

The provision for income taxes decreased to $20.7 million in 2001 from $37.6 million in 2000, reflecting lower income. The effective tax rate increased to 38.8% in 2001 from 37.2% in 2000, primarily due to the lower income combined with the relative impact of certain nondeductible goodwill amortization expenses.

Net income of $32.7 million in 2001 was 48% lower than the $63.4 million recorded in 2000. Diluted earnings per share were $1.05 in 2001, a decrease of $1.02, or 49%, from the $2.07 achieved in 2000. Net income before the restructuring charge was $39.8 million, 37% lower than the $63.4 million earned in the prior year, and diluted earnings per share were $1.28, down 38% from $2.07 in the prior year.

Performance in 2000 compared with 1999

We achieved record orders, sales, net income and earnings per share in 2000. Incoming orders totaled $699 million, 7% higher than in 1999. Recent acquisitions (FAST—June 1999, Ismatec—April 2000 and

Trebor—May 2000) added 5% to full-year orders, and base business orders increased by 5%, while foreign currency translation had a 3% negative effect. All three groups showed year-over-year improvements.

Net sales for 2000 reached $704.3 million and increased $49.3 million, or 8%, over 1999. Base business sales were up 6% and acquisitions added 5%, while foreign currency translation had a 3% negative effect. Sales to customers outside the U.S. were 41% of total sales in 2000, up from 39% in the prior year. International sales increased by 12% for 2000, while domestic sales rose 4%. Excluding the recent acquisitions and foreign currency translation, international sales increased by 11%, reflecting higher sales volume in all international markets.

Pump Products Group sales of $395.0 million in 2000 increased by $22.6 million, or 6%, from 1999, principally reflecting 3% higher base business sales and the Ismatec and Trebor acquisitions, which added 4% to the sales growth. Foreign currency translation had a 1% negative effect on the Group’s sales comparison to 1999. International sales grew by 13%, while domestic sales increased by 3%. As a result, sales to customers outside the U.S. increased to 33% of total group sales in 2000 from 31% in 1999, principally due to higher sales in Europe.

Dispensing Equipment Group sales of $166.4 million increased by $25.4 million, or 18%, compared with the prior year. Overall base business sales increased by 13% and the FAST acquisition added 11%, while foreign currency translation had a 6% negative effect. International sales grew by 34%, while domestic sales increased by 3%. The increase in international sales reflected including FAST in 2000 for a full year and higher base business volume. Sales to customers outside the U.S. were 55% of total group sales in 2000, up from 48% in 1999, resulting primarily from the additional international sales from the FAST acquisition.

Other Engineered Products Group sales of $145.8 million increased by $1.3 million, or 1%, compared with 1999. Overall base business sales increased by 5% and foreign currency translation had a 4% negative effect. Domestic sales increased by 10%, while international sales were 8% lower (1% excluding foreign currency translation). Sales to customers outside the U.S. were 46% of total group sales in 2000, down from 51% in 1999, reflecting a change in sales mix and the effects of foreign currency translation.

Gross profit of $278.0 million in 2000 increased by $21.5 million, or 8%, from 1999. Gross profit as a percent of sales was 39.5% in 2000, up slightly from 39.2% in 1999. SG&A expenses increased to $149.6 million in 2000 from $140.5 million in the prior year, but as a percent of net sales, decreased to 21.2% from 21.4%. Goodwill amortization increased by 4% to $11.8 million in 2000 from $11.3 million in 1999. As a percent of sales, goodwill amortization remained flat at about 2% for both years.

Operating income increased by $11.8 million, or 11%, to $116.5 million in 2000 from $104.7 million in the prior year, and as a percent of sales, improved to 16.5% from 16.0%. These increases reflected improvements at all three business groups and resulted from higher sales volumes, expense controls and productivity improvements. In the Pump Products Group, operating income of $73.6 million and operating margin of 18.6% compared with the $65.7 million and 17.6% recorded in 1999. In the Dispensing Equipment Group, operating income of $32.5 million and operating margin of 19.5%, increased from the $25.6 million and the 18.2% recorded in 1999. Operating income in the Other Engineered Products Group of $27.4 million and operating margin of 18.8%, increased from the $26.7 million and 18.5% achieved in 1999.

Interest expense decreased to $16.5 million in 2000 from $18.0 million in 1999. The change was due to debt reductions from operating cash flow, partially offset by additional debt incurred to acquire the FAST, Ismatec and Trebor businesses.

The provision for income taxes increased to $37.6 million in 2000 from $32.8 million in 1999, reflecting higher income. The effective tax rate decreased to 37.2% in 2000 from the 37.6% in 1999.

Net income of $63.4 million in 2000 was 17% higher than the $54.4 million recorded in 1999. Diluted earnings per share were $2.07, an increase of $.26, or 14%, from the $1.81 achieved in the prior year.

COMPANY AND BUSINESS GROUP FINANCIAL INFORMATION
(dollars in thousands)

	For the years ended December 31, (1)
	1999	2000	2001
Pump Products Group
Net sales (2)	$372,440	$394,999	$427,037
Operating income (3)	65,673	73,557	61,758
Operating margin	17.6%	18.6%	14.5%
Identifiable assets	$355,983	$391,831	$462,275
Depreciation and amortization	19,327	19,658	24,124
Capital expenditures	8,616	10,656	10,251
Dispensing Equipment Group
Net sales (2)	$140,996	$166,362	$137,407
Operating income (3)	25,614	32,496	13,957
Operating margin	18.2%	19.5%	10.2%
Identifiable assets	$216,273	$204,891	$180,361
Depreciation and amortization	8,124	8,845	9,719
Capital expenditures	5,896	5,175	5,129
Other Engineered Products Group
Net sales (2)	$144,486	$145,823	$164,815
Operating income (3)	26,660	27,437	25,032
Operating margin	18.5%	18.8%	15.2%
Identifiable assets	$154,490	$148,753	$181,032
Depreciation and amortization	6,769	6,474	7,920
Capital expenditures	3,739	4,796	5,987
Company
Net sales	$655,041	$704,276	$726,947
Before restructuring:
Operating income	104,677	116,516	84,664
Operating margin	16.0%	16.5%	11.6%
After restructuring:
Operating income	$104,677	$116,516	$73,438
Operating margin	16.0%	16.5%	10.1%
Total assets	$738,567	$758,854	$838,804
Depreciation and amortization (4)	34,464	36,480	43,933
Capital expenditures	18,338	20,739	21,639

(1)
Includes acquisition of Versa-Matic Tool, Inc. (June 2001), Liquid Controls L.L.C. (January 2001), Trebor International, Inc. (May 2000) and Ismatec S.A. (April 2000) in the Pump Products Group; FAST S.p.A (June 1999) in the Dispensing Equipment Group; and Class 1, Inc. (January 2001) in the Other Engineered Products Group from dates of acquisition.

(2)	Group net sales include intersegment sales.
(3)
Group operating income excludes net unallocated corporate operating expenses for all years and the restructuring charge in 2001. The restructuring charge of $11,226 was not assigned to the individual groups. Had the Company allocated the restructuring charge, it would have been assigned to the groups as follows: Pump Products ($7,769), Dispensing Equipment ($1,894) and Other Engineered Products ($1,563).

(4)	Excludes amortization of debt issuance expenses.

Liquidity and Capital Resources

At December 31, 2001, our working capital was $127.6 million and our current ratio was 2.5 to 1. Our cash flow provided from operations increased by $14.6 million to $107.3 million in 2001, principally due to reductions in receivables and inventories, which were partially offset by lower income.

Cash flow from operations was more than adequate to fund capital expenditures of $21.6 million, $20.7 million and $18.3 million in 2001, 2000 and 1999, respectively. Capital expenditures generally were used for machinery and equipment to improve productivity, although a portion was for business system technology and for repair and replacement of equipment and facilities. Management believes that we have ample capacity in our plant and equipment to meet expected needs for future growth in the intermediate term.

We completed the acquisitions of Liquid Controls, Class 1 and Versa-Matic during 2001 for a cash purchase price of $132.3 million. The acquisitions were accounted for using the purchase method and were financed under our U.S. bank credit facilities.

During June 2001, we signed a new, five-year multi-currency loan and revolving credit facility (Credit Agreement) replacing our former credit facility, which was to expire on July 1, 2001, and the German Facility, which was to expire on November 1, 2001. At December 31, 2001, the maximum amount available under our Credit Agreement was $300.0 million, of which $112.3 million was borrowed, including $59.3 million in western European currencies. These borrowings provide an economic hedge against the net investment in the four operations located in Europe. Interest is payable quarterly on the outstanding balance at the agent bank’s reference rate, or at LIBOR plus an applicable margin, and a utilization fee if the total borrowings exceed certain levels. The applicable margin is based on our debt rating and can range from 25 basis points to 100 basis points. The utilization fee can range from zero to 25 basis points. At December 31, 2001, the applicable margin was 80 basis points plus a utilization fee of 12.5 basis points since the borrowings exceeded 33% of the total available. We pay an annual fee of 20 basis points on the total facility.

We expect to utilize the net proceeds of this offering to us to repay a portion of the amount borrowed under our revolving credit facility, although any amount repaid under this facility could be reborrowed.

We and certain of our subsidiaries entered into an agreement in December 2001 with a financial institution under which we collateralized certain receivables for the borrowings (Receivables Facility). The Receivables Facility provides for borrowings of up to $50.0 million depending upon the level of eligible receivables. At December 31, 2001, $25.0 million was borrowed and included in long-term debt at an annual interest rate of approximately 3.4%.

We have a $20.0 million demand line of credit (Short-Term Facility), which expires December 1, 2002. Borrowings under the Short-Term Facility are at the bank’s reference rate, or based on LIBOR plus 80 basis points per annum. At December 31, 2001, there were no borrowings under the Short-Term Facility.

We believe we will generate sufficient cash flow from operations in 2002 to meet our operating requirements, interest on all borrowings outstanding in long-term debt, any authorized share repurchases, restructuring expenses, approximately $27.0 million of planned capital expenditures and $17.0 million of annual dividend payments to holders of common stock. Since we began operations in January 1988 through December 31, 2001, we have borrowed approximately $809.0 million under our various credit agreements to complete 19 acquisitions. During this period we generated, principally from operations, cash flow of approximately $682.0 million to reduce our indebtedness. In the event that suitable businesses are available for acquisition upon terms acceptable to the board of directors, we may obtain all or a portion of the financing for the acquisitions through incurring additional long-term debt. The Credit Agreement contains a covenant that limits total debt outstanding to three-times operating cash flow. At December 31, 2001, we were limited to $377.0 million of total debt outstanding. Our contractual obligations and commercial commitments include rental payments under operating leases, payments under capital leases, long-term debt obligations and other long-term obligations arising in the ordinary course of business. We have no off-balance sheet arrangements or material long-term purchase obligations. There are no identifiable events or uncertainties, including the lowering of our credit rating, that would accelerate payment or maturity of any of these commitments or obligations.

New Accounting Pronouncements

We historically accounted for all business combinations using the purchase method and will continue to use this method for all prospective business combinations. At December 31, 2001, goodwill totaled $454.6 million, which is subject to periodic review for impairment under SFAS No. 142. After reviewing the estimated fair market values, both in the aggregate and at individual business units, we recorded no impairment to goodwill on January 1, 2002. If future operating performance at our business units would fall significantly below current levels, we would reflect a non-cash charge for goodwill impairment to our results of operations in that period.

The pronouncement also requires that goodwill and certain intangible assets with indefinite lives no longer be amortized to earnings. Had the new accounting pronouncement been adopted on January 1, 2001, our reported diluted earnings per share in 2001 would have increased by $.37 from $1.05 to $1.42.

Euro Preparations

Beginning in 1998, we upgraded our business systems to accommodate the euro currency. The cost of this upgrade was immaterial to our financial results. Although difficult to predict, any competitive implications and any impact on existing financial instruments resulting from the euro implementation also are expected to be immaterial to our results of operations, financial position or liquidity.

Quantitative and Qualitative Market Risk

We are subject to market risk associated with changes in interest rates and foreign currency exchange rates. Interest rate exposure is limited to the $291.8 million of total debt outstanding at December 31, 2001. Approximately 47% of the debt is priced at interest rates that float with the market. A 50 basis point movement in the interest rate on the floating rate debt would result in an approximate $686,000 annualized increase or decrease in interest expense and cash flows. The remaining debt is fixed rate debt. We will from time to time enter into interest rate swaps on our debt when we believe there is a clear financial advantage for doing so. A treasury risk management policy, adopted by the Board of Directors, describes the procedures and controls over derivative financial and commodity instruments, including interest rate swaps. Under the policy, we do not use derivative financial or commodity instruments for trading purposes, and the use of these instruments is subject to strict approvals by senior officers. Typically, the use of derivative instruments is limited to interest rate swaps on our outstanding long-term debt. Our exposure related to derivative instruments is, in the aggregate, not material to our financial position, results of operations and cash flows.

Our foreign currency exchange rate risk is limited principally to the euro and British pound. We manage our foreign exchange risk principally through invoicing our customers in the same currency as the source of the products.

BUSINESS

Our Business

We are a leading global manufacturer of fluid handling products and other specialized industrial equipment. We manufacture an extensive array of proprietary, engineered industrial products sold to customers in a variety of industries around the world. We believe that each of our principal business units holds the number-one or number-two market share position in the niche markets they serve. We believe that our financial performance has been attributable to our expertise in designing and manufacturing quality proprietary products, coupled with our ability to identify and successfully integrate strategic acquisitions. Our business reports results in three segments: Pump Products Group, Dispensing Equipment Group, and Other Engineered Products Group. In 2001, we had $726.9 million in sales and $84.7 million in operating income before restructuring charges, with 42% of our sales shipped to customers outside the U.S.

Pump Products Group.    The Pump Products Group produces a wide variety of industrial pumps, compressors, flow meters and related controls for the movement of liquids, air and gases. The devices and equipment produced by this group are used by a large and diverse set of industries, including chemical processing, machinery, water treatment, medical equipment, liquid petroleum distribution, oil and refining, and food and drug processing. In 2001, the six business units that comprised this group were Gast Manufacturing, Liquid Controls, Micropump, Pulsafeeder, Viking Pump and Warren Rupp. The group accounted for 59% of our total sales in 2001, 37% of which were shipped to customers outside the U.S.

Dispensing Equipment Group.    The Dispensing Equipment Group produces highly engineered equipment for dispensing, metering and mixing colorants, paints, inks and dyes; refinishing equipment; and centralized lubrication systems. This proprietary equipment is used in a variety of retail and commercial industries around the world. This group provides equipment, systems, and service for applications such as tinting paints and coatings, industrial and automotive refinishing; and the precise lubrication of machinery and transportation equipment. In 2001, the three business units that comprised this group were FAST, Fluid Management and Lubriquip. The group accounted for 19% of our total sales in 2001, 57% of which were shipped to customers outside the U.S.

Other Engineered Products Group.    The Other Engineered Products Group produces engineered banding and clamping devices, fire fighting pumps and rescue tools, and other components and systems for the fire and rescue industry. The high-quality stainless steel bands, buckles and preformed clamps and related installation tools are used in a wide variety of industrial and commercial applications. The group also includes the world’s leading manufacturer of truck-mounted fire pumps and rescue tool systems used by public and private fire and rescue organizations. In 2001, the two units that comprised this group were Band-It and Hale Products. The group accounted for 22% of our total sales in 2001, 41% of which were shipped to customers outside the U.S.

Our Strengths

We believe that IDEX’s success is attributable to these company strengths:

Brand Name, Market Leading Products.    We offer a wide range of products with strong brand recognition, compared with the single line offered by most of our competitors. Our primary products are market leaders, including positive displacement pumps, vacuum pumps, flow meters, fractional horsepower compressors, color formulation equipment, refinishing equipment, centralized lubrication systems, fire truck pumps and rescue tools, and stainless steel banding and clamping devices. We believe that each of our principal business units holds the number-one or number-two market share position in the niche markets they serve. We believe we have some of the strongest brand recognition in the markets we serve, including Viking&, FAST&, Fluid Management&, BAND-IT& and Hurst Jaws of Life&.

Highly Engineered Products with High Margins.    We tailor our highly engineered products to the specific needs of our niche market customers. We have a regular flow of new products generated through our engineering staff. In 2001, approximately 25% of our annual sales were generated from products we introduced or completely redesigned over the prior four years. This focus on highly engineered products, along with our efficient operations, has enabled us to achieve strong operating margins since our initial public offering in 1989.

Strong Distribution and Service.    A significant portion of our products are sold through distributors in more than 100 countries around the world. In 2001, we renewed our efforts to continuously upgrade our distribution network. This included launching IDEXconnect.com, our online distribution effort, to improve channel efficiency and identifying distributors to be certified service centers to add to our networks. Last year we selected 12 service-minded distributors to become Certified Service Centers. We currently have six more in training. Through these service partners, we will have better insight into customer needs and product improvement ideas.

Diverse End Markets and Broad Customer Base.    Serving diverse end-user and worldwide markets reduces our dependence on particular geographic or industry segments. No customer accounts for more than 2% of our sales. Our largest four end markets—paints and coatings, fire and rescue, machinery, and chemical processing—each account for about 15% of total sales, and shipments to international customers were 42% of total sales in 2001. We believe we enjoy a strong reputation for quality across our global customer base.

High Levels of Free Cash Flow.    Our free cash flow (cash flows from operating activities minus capital expenditures) has exceeded our net income. The $85.7 million of free cash flow in 2001 was a record performance. We expect strong free cash flow to continue as we focus on using operational excellence tools such as Six Sigma, Kaizen and Lean, as well as our global sourcing initiative. In addition, we are targeting capital expenditures to areas that enhance our competitive advantage. This high level of cash flow enables us to pay down debt and make acquisitions.

Successful Acquisition Track Record.    We have acquired 19 businesses, including three businesses in 2001, since our initial public offering in 1989. Acquisitions are a very important part of our growth strategy, and we continue to see a number of attractive potential acquisition candidates. Our acquisition strategy focuses on companies that manufacture proprietary engineered products with leading positions in niche markets. Three companies met our criteria and were acquired in 2001 for a combined cash purchase price of $132.3 million. Liquid Controls is a leading manufacturer of positive displacement flow meters and electronic registration and control products. Its customers include companies in mobile and stationary metering installations for wholesale and retail distribution of petroleum and LP gas. Class 1 is a leading supplier of components and systems for the fire and rescue vehicle market. Its primary products include electronic information controls, engine information systems, electronic multiplexing units, electrical monitoring equipment and systems, and fire truck mechanical components. Versa-Matic Tool is a leading manufacturer and distributor of air-operated, double-diaphragm pumps and pump replacement parts. Its products most often are used in the food processing, brewing, pharmaceutical, paint manufacturing, water treatment, pulp and paper, and printing markets. We believe that our ability to successfully integrate acquired businesses into our overall structure has resulted in additional growth and improved financial performance.

Our Business Strategy

Our business strategy is to:

❒	use operational excellence initiatives (Six Sigma, Kaizen, Lean, global sourcing and eBusiness) to enhance our productivity and customer service in order to expand margins;

❒	invest in new products and identify new markets to drive organic growth in excess of market rates; and

❒	acquire companies that fit our acquisition criteria.

Achieve Greater Operational Excellence.    One of the cornerstones of our business model is achieving greater operational excellence. In the last two years, we have implemented several new initiatives that are aimed at enhancing our productivity, improving our customer service and reducing our cost structure. They are as follows:

❒
Six Sigma.    The Six Sigma methodology is a statistically-based discipline of improving product quality and streamlining manufacturing and transactional processes. Our Six Sigma process begins with the identification of our customers’ critical-to-quality needs, and then we measure the gap between their expectations and our actual performance. We analyze the causes of performance shortfalls and use a range of tools to remedy the problems. The resulting changes in our processes and products are systemic and long lasting. Through the use of these powerful tools, we have been able to solve problems that have eluded solution by traditional approaches, enabling us to improve product quality and reliability and on-time delivery for our customers.

In addition to training our employees at different levels in Six Sigma techniques, we are also providing Six Sigma training to distributors. This is helping our key channel partners strengthen their businesses as well as their working relationships with us—and with our mutual customers. In 2001 we completed 108 projects generating total savings of approximately $2 million. While Six Sigma was a small net cost to us in 2001, we expect it to be an important profit contributor in 2002. Our business leaders and their staffs will continue to be trained in Six Sigma to help accelerate the cultural change at IDEX.

❒
Kaizen.    Kaizen manufacturing techniques focus on eliminating waste—from wasted motion to wasted space—in each operation in the manufacturing process. Kaizen is being used to shorten cycle time, reduce the amount of manufacturing space needed and lower inventories. Kaizen principles are used to determine a more efficient flow of the manufacturing process. Changes in the production process are made and parts or components are produced in the new way. The benefits are immediate. We introduced the Kaizen approach in the third quarter of 2001 and successfully completed 30 projects by year end.

❒
Lean.    Lean manufacturing techniques focus on a one-piece flow in manufacturing, based on customer needs. It is a visual “pull” system—that allows us to determine how many products a customer needs, rather than a forecasted “batch” process—that focuses on how many products we can “push” through the system. Lean principles improve the overall manufacturing process by reducing cycle time, inventory, floor space and non-value-added work, which results in higher returns on invested capital and increased on-time performance. Like Kaizen, the results are immediate. We began deploying Lean techniques in the second quarter of 2001.

❒
Global sourcing.    Global sourcing of materials and components used in our manufacturing process is reducing our variable cost while providing us with materials and components of equal or better quality. Each business unit has a cross-functional global sourcing team—with purchasing, quality and engineering expertise—that coordinates technical requirements for products. This group works together to streamline the global sourcing process, find new suppliers and leverage company-wide purchasing power. In 2001, our global sourcing initiative generated several million dollars in savings. Based on purchase agreements already in place, we expect to achieve a significant increase in savings from global sourcing in 2002.

❒
eBusiness.    Our goal is to make it easier for our customers to do business with IDEX. In September 2001, we launched IDEXconnect.com, our online distribution effort, for our Pump Products Group distributors. By year-end, six distributors and 121 users were on the system. Users routinely access data including order entry and order tracking from eight different pump business units. This year we are adding service information to improve aftermarket efforts for Certified Service Center and Positive PumpCare™

Program users. These tools include equipment repair histories and inventory data. We also expect to finalize a product configurator to help our customers and channel partners quickly and accurately specify the right product for their application. We are in the process of extending the system to our Dispensing Equipment and Other Engineered Products Groups. Our goal is to begin adding two-to-three distributors to IDEXconnect.com each week.

Achieve Organic Growth in Excess of Market Rates.

❒
Expand our Product Lines and Markets.    We are investing a portion of our free cash flow, including savings generated from our operational excellence initiatives, to develop new products. At the same time, we are identifying new markets in an effort to seek additional sales opportunities. This approach is leading to the development of new products and product extensions to reach adjacent markets, new applications for existing products and new service offerings. The fire and rescue market—and Class 1’s ES-Key system—is an example of our market expanding approach. This vehicle multiplex system replaces bulky wiring bundles, providing flexibility to fire truck manufacturers and increased reliability for end users. Class 1 is expanding ES-Key’s use beyond the traditional fire and rescue markets into other specialty vehicles, such as police cars, buses and street sweepers.

❒
Cross-Selling.    By reorganizing our management structure in late 2000, we have more closely aligned operations with similar products, and created opportunities for the sales force to cross-sell the full line of products. The municipal market is a good example. Although key to Pulsafeeder, it was rarely called on by any other IDEX company. Now Pulsafeeder municipal representatives present a broader product line to this market, including offerings from Viking and Warren Rupp, which we expect to add incremental sales.

Complement Organic Growth with Acquisitions .    We have acquired 19 businesses since our initial public offering in 1989, including three in 2001: Liquid Controls, Class 1 and Versa-Matic Tool. We continue to look for companies that:

❒	offer proprietary, highly engineered brand-name products;

❒	are profitable;

❒	contribute to earnings in the first year;

❒	provide strong market positions;

❒	serve adjacent markets or complement current product lines;

❒	reach a diverse customer base; and

❒	have a strong management team.

We believe our acquisition strategy has been successful for two primary reasons:

❒
Identifying Attractive Acquisitions.    Our acquisition strategy focuses on companies that manufacture proprietary engineered products with leading positions in niche markets. Our objective is to seek out good companies and make them better. In addition, while we have discussions with numerous acquisition candidates each year, we only consummate those acquisitions that meet our rigid criteria and that management concludes can be negotiated with appropriate terms and conditions at a fair price. Our acquisition criteria are designed to promote long-term profitability and cash flow gains rather than simply revenue growth.

❒	Successful Integration into the Company Structure. We believe that the ability to successfully integrate acquired businesses into our overall structure has resulted in improved financial performance. Following the acquisition of a company, we appoint an integration leader to facilitate assimilation of the new business and to achieve synergies with other business units. We also implement our financial control system and analyze the standard operating procedures of the acquired company so that the acquired company can benefit from the successful practices and strategies of our other business units and the business units can incorporate the successful practices and strategies of the acquired company. This cross-pollination and cooperative improvement are possible due to the general commonality in the engineering principles, manufacturing methods, distribution channels and business systems among our various business units. This process allows us to implement proven methods more quickly and avoid known problems as we integrate a new business unit.

Business Groups

Our business consists of three reportable segments: Pump Products Group, Dispensing Equipment Group, and Other Engineered Products Group.

Pump Products Group

The Pump Products Group designs, produces and distributes a wide variety of industrial pumps, compressors, flow meters and related controls for the movement of liquids, air and gases. The devices and equipment produced by this Group are used by a large and diverse set of industries, including chemical processing, machinery, water treatment, medical equipment, liquid petroleum distribution, oil and refining, and food and drug processing. In 2001, the six business units that comprised this group were Gast Manufacturing, Liquid Controls, Micropump, Pulsafeeder, Viking Pump and Warren Rupp. The group accounted for 59% of our total sales in 2001, 37% of which were shipped to customers outside the U.S.

Gast Manufacturing.    Gast Manufacturing, acquired in 1998, is a leading manufacturer of air-moving products with an estimated one-third U.S. market share in air motors, low- and medium-range vacuum pumps, vacuum generators, regenerative blowers and fractional horsepower compressors. Gast’s products are used in applications requiring a quiet, clean source of moderate vacuum or pressure. Gast’s primary markets served are medical equipment, environmental equipment, computers and electronics, printing machinery, paint mixing machinery, packaging machinery, graphic arts and industrial manufacturing. Gast is based in Benton Harbor, Michigan, with an additional operation in England. Approximately 20% of Gast’s 2001 sales were to customers outside the U.S.

Liquid Controls.    Liquid Controls, acquired in January 2001, is a leading manufacturer of positive displacement flow meters and electronic registration and control products with an estimated one-third market share in its U.S. markets. Applications for its products include mobile and stationary metering installations for wholesale and retail distribution of petroleum and liquid petroleum gas, aviation refueling, and industrial metering and dispensing of liquids and gases. Liquid Controls is headquartered in Lake Bluff, Illinois, with additional operations in Italy and India. During 2001, we decided to operate our previously acquired Corken business unit as part of Liquid Controls. Corken, based in Oklahoma City, Oklahoma and acquired by us in 1991, is a leading producer of positive displacement rotary vane pumps, single and multistage regenerative turbine pumps, and small horsepower reciprocating piston compressors. Approximately 50% of Liquid Controls’ sales were to customers outside the U.S.

Micropump.    Micropump, acquired in 1995, is a leader in small, precision-engineered, magnetically and electromagnetically driven rotary gear, piston and centrifugal pumps with an approximate 40% U.S. market share. Micropump’s products are used in low-flow abrasive and corrosive applications. Micropump serves markets including printing machinery, medical equipment, chemical processing, pharmaceutical, refining, laboratory, electronics, pulp and paper, water treatment and textiles. Micropump has its headquarters facility in Vancouver, Washington, and also has operations in England. In April 2000, we acquired Ismatec SA. Ismatec is a leading manufacturer of peristaltic metering pumps, analytic process controllers, and sample preparation systems. Headquartered near Zurich, Switzerland, the business operates as part of Micropump and provides Micropump with entry into scientific R&D markets including pharmaceutical, medical, biotech and institutional laboratory. In May 2000, we acquired Trebor International, which also now operates as part of Micropump. Trebor is headquartered in Salt Lake City, Utah, and is a leader in high-purity fluid handling products, including air-operated diaphragm pumps and deionized water-heating systems. Its products are used to make semiconductors, disk drives and flat panel displays. Approximately 65% of Micropump’s 2001 sales were to customers outside the U.S.

Pulsafeeder.    Pulsafeeder, acquired in 1992, is a leading manufacturer of metering pumps, special purpose rotary pumps, peristaltic pumps, electronic controls and dispensing equipment with an estimated one-third U.S. market share. Pulsafeeder’s products are used to introduce precise amounts of fluids into processes to manage water quality and chemical composition. Pulsafeeder’s markets include water and wastewater treatment, power generation, pulp and paper, chemical and hydrocarbon processing and swimming pools. This business is headquartered in Rochester, New York, with additional operations in Punta Gorda, Florida. Knight Equipment International was acquired in 1997 and is operated as part of the Pulsafeeder business unit. Knight, headquartered in Lake Forest, California, also has additional operations in The Netherlands. Knight is a leading manufacturer of pumps and dispensing equipment for industrial laundries, commercial dishwashing and chemical metering. In 2001, approximately 30% of Pulsafeeder’s sales were to customers outside the U.S.

Viking Pump.    Viking Pump is one of the world’s largest internal gear pump producers. In the U.S., it has an estimated 40% share of the rotary gear pump market. Viking also produces lobe and metering pumps, strainers and reducers, and related controls. These products are used for transferring and metering thin and viscous liquids. Markets served by Viking include chemical, petroleum, pulp and paper, plastics, paints, inks, tanker trucks, compressor, construction, food, beverage, personal care, pharmaceutical and biotech. Viking operates two foundries that supply a majority of Viking’s castings requirements and also sells a variety of castings to outside customers. Viking is based in Cedar Falls, Iowa, with additional operations in Canada, England and Ireland. Approximately 30% of Viking’s 2001 sales were to customers outside the U.S.

Warren Rupp.    Warren Rupp and its Versa-Matic and Blagdon Pump subsidiaries are leading producers of double-diaphragm pumps, both air-operated and motor-driven, and accessories with an estimated 30% U.S. market share. Warren Rupp’s products are used for abrasive and semisolid materials as well as for applications where product degradation is a concern or where electricity is not available or should not be used. This business serves markets including chemical, paint, food processing, electronics, construction, utilities, mining and industrial maintenance. Warren Rupp is based in Mansfield, Ohio, with additional operations in England. Blagdon Pump, an England-based manufacturer of similar products, was acquired in 1997 and is operated as part of Warren Rupp. Versa-Matic Tool, Inc., acquired in June 2001, is also operated as part of the Warren Rupp business unit. Headquartered in Export, Pennsylvania, Versa-Matic is a leading manufacturer and distributor of air-operated double-diaphragm pumps and pump replacement parts. Approximately 50% of Warren Rupp’s sales were to customers located outside the U.S.

Dispensing Equipment Group

The Dispensing Equipment Group produces highly engineered equipment for dispensing, metering and mixing colorants, paints, inks and dyes; refinishing equipment; and centralized lubrication systems. This proprietary equipment is used in a variety of retail and commercial industries around the world. This group provides equipment, systems, and service for applications such as tinting paints and coatings; providing industrial and automotive refinishing equipment; and the precise lubrication of machinery and transportation equipment. In 2001, the three business units that comprised this group were FAST, Fluid Management and Lubriquip. The group accounted for 19% of our total sales in 2001, 57% of which were shipped to customers outside the U.S.

FAST.    We acquired FAST S.p.A. in June, 1999. FAST, based in Milan, Italy, is a leading European manufacturer of precision-designed tinting, mixing, dispensing and measuring equipment for refinishing, architectural and industrial paints, inks, dyes, pastes and other liquids. Management estimates that FAST has a 20% European share of the architectural and refinishing equipment markets. FAST’s products are used for the precise and reliable reproduction of colors based on paint producers’ formulas. Through architectural, refinishing and industrial paint producers, precision equipment is supplied to retail and commercial stores, home centers, and automotive body shops. Approximately 95% of FAST’s sales in 2001 were to customers outside the U.S.

Fluid Management.    Fluid Management, acquired in 1996, is the world leader in automatic and manually operated dispensing, metering and mixing equipment for the paints and coatings market with an estimated 50% worldwide market share. Fluid Management’s products are used for the precise blending of base paints, tints and colorants, and inks and dyes. Fluid Management’s markets include retail and commercial paint stores, hardware stores, home centers, department stores, printers, and paint and ink manufacturers. Fluid Management is based in Wheeling, Illinois. Additional operations are located in The Netherlands and Australia. Approximately 55% of Fluid Management’s 2001 sales were to customers outside the U.S.

Lubriquip.    Lubriquip is a market leader in centralized oil and grease lubrication systems, force-feed lubricators, metering devices, related electronic controls and accessories with an estimated 25% share of the U.S. market for centralized oil lubrication systems. Lubriquip’s products are used to prolong equipment life, reduce maintenance costs and increase productivity. Lubriquip serves markets including machine tools, transfer machines, conveyors, packaging equipment, transportation equipment, construction machinery, food processing and paper machinery. Lubriquip is headquartered in Warrensville Heights, Ohio, with an additional operation in Madison, Wisconsin. Approximately 20% of Lubriquip’s sales in 2001 were to customers outside the U.S.

Other Engineered Products Group

The Other Engineered Products Group manufactures engineered banding and clamping devices, fire fighting pumps, rescue tools, and other components and systems for the fire and rescue industry. The high-quality stainless steel bands, buckles and preformed clamps and related installation tools are used in a wide variety of “hold-together” industrial and commercial applications. The group also includes the world’s leading manufacturer of truck-mounted fire pumps, rescue tool systems, and control devices and systems used by public and private fire and rescue organizations. In 2001, the two units that comprised this group were Band-It and Hale Products. The group accounted for 22% of our total sales in 2001, 41% of which were shipped to customers outside the U.S.

Band-It.    Band-It is a leading producer of high-quality stainless steel bands, buckles and clamping systems with an estimated 45% worldwide market share. Band-It’s products are used for securing hose fittings, signs, signals, pipes, poles, electrical shielding and bundling and numerous other industrial and commercial applications. Signfix was acquired in 1993 and is being operated as part of the Band-It business unit. Band-It’s markets include transportation equipment, oil and gas, industrial maintenance, electronics, electrical, communications, aerospace, traffic and commercial signs. Band-It is based in Denver, Colorado, with three additional operations in England and one in Singapore. In 2001, approximately 60% of Band-It’s sales were to customers outside the U.S.

Hale Products.     Hale Products acquired in 1994, is the leading manufacturer of truck-mounted fire pumps and rescue systems with an estimated 50% worldwide market share. Hale’s products include the Hurst Jaws of Life& and Lukas& rescue tool systems. Hale’s pumps are used to pump water or foam to extinguish fires; its rescue equipment is used to extricate accident victims, and its forced entry equipment is used for law enforcement, disaster recovery, and recycling. Hale’s markets include public and private fire and rescue organizations. Lukas was acquired in 1995 and is operated as part of the Hale business unit. Hale is headquartered in Conshohocken, Pennsylvania, with additional operations in Shelby, North Carolina, England and Germany. In January 2001, we acquired Class 1, headquartered in Ocala, Florida, which now is also operated as part of Hale. Class 1 is a leading supplier of components and systems to the fire and rescue vehicle market. Its primary products include electronic information controls, engine information systems, electronic multiplexing units, electrical monitoring equipment and systems and fire truck mechanical components. Approximately 35% of Hale’s 2001 sales were to customers outside the U.S.

Competitors

Our businesses participate in highly competitive markets. Generally, all of our businesses compete on the basis of performance, quality, service, and price.

Principal competitors of the businesses in the Pump Products Group are the Blackmer division of Dover Corporation (with respect to rotary gear pumps, and pumps and small horsepower compressors used in liquified petroleum gas distribution facilities); Milton Roy, a division of United Technologies Corporation (with respect to metering pumps and controls); Roper Industries and Tuthill Corporation (with respect to rotary gear pumps); Wilden Pump and Engineering Co., a division of Dover Corporation (with respect to air-operated double-diaphragm pumps); and Thomas Industries (with respect to vacuum pumps and compressors).

The principal competitors of the Dispensing Equipment Group are Corob S.r.L. (with respect to dispensing and mixing equipment for the paint industry) and Lincoln Industrial, Inc., which was recently acquired by The Jordan Company LLC (with respect to centralized lubrication systems).

The Other Engineered Products Group’s principal competitors are A.J. Gerrard & Company, a division of Illinois Tool Works Inc. (with respect to stainless steel bands, buckles and tools) and Waterous Company, a division of American Cast Iron Pipe Company (with respect to truck-mounted fire-fighting pumps).

Suppliers

We manufacture many of the parts and components used in our products. Substantially all materials, parts and components purchased by us are available from multiple sources.

Inventory and Backlog

We regularly and systematically adjust production schedules and quantities based on the flow of incoming orders. Backlogs are therefore typically limited to approximately one month of sales. While total inventory levels may also be affected by changes in orders, we generally try to maintain relatively stable inventory levels based on our assessment of the requirements of the various industries served.

Employees

At December 31, 2001, we had approximately 3,900 employees. Approximately 15% were represented by labor union with various contracts expiring though March 2005. Management believes that our relationship with our employees is good. We have historically been able to satisfactorily renegotiate our collective bargaining agreements, with our last work stoppage in March 1993.

Properties

Our principal plants and offices have an aggregate floor space area of approximately 2.9 million square feet, of which 2.0 million square feet (69%) are located in the U.S. and approximately 0.9 million square feet (31%) are located outside the U.S., primarily in the U.K. (9%), Italy (10%), Germany (6%) and The Netherlands (4%). These facilities are considered to be suitable and adequate for their operations. Management believes that utilization of manufacturing capacity typically ranges from 40% to 70% at most of our facilities. Our executive office occupies approximately 18,000 square feet of leased space in Northbrook, Illinois.

Approximately 2.1 million square feet (72%) of the principal plant and office floor area is owned by us, and the balance is held under lease. Approximately 1.5 million square feet (54%) of the principal plant and office floor area is held by business units in the Pump Products Group; 0.7 million square feet (23%) is held by business units in the Dispensing Equipment Group; and 0.7 million square feet (23%) is held by business units in the Other Engineered Products Group.

Legal Proceedings and Other Matters

We and certain of our subsidiaries have been named as defendants in a number of lawsuits claiming various asbestos-related personal injuries, allegedly as a result of exposure to products manufactured by us with components containing asbestos. Neither we nor our subsidiaries manufactured any such components, which were acquired from third party suppliers. To date, all of the Company’s payments and legal costs have been covered in full by insurance. Accordingly, we have not made any provision in our accounts for these cases and do not currently believe such claims represent a material contingent liability, although the outcome of asbestos claims is inherently uncertain and always difficult to predict and we cannot assure you that the resolution of such claims will not be significant in the future. We are also party to various other legal proceedings arising in the ordinary course of business, none of which are expected to have a material adverse effect on our business, financial condition and results of operations.

We are also subject to extensive federal, state, and local laws, rules and regulations pertaining to environmental, waste management, and health and safety matters. Permits are or may be required for some of our facilities and waste-handling activities and these permits are subject to revocation, modification and renewal. In addition, risks of substantial costs and liabilities are inherent in our operations and facilities, as they are with other companies engaged in similar industries, and we cannot assure you that such costs and liabilities will not be incurred. We are not aware of any environmental, health or safety matter which could, individually or in the aggregate, cause a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

The following table sets forth the names of our executive officers and directors, their ages, years of service, the positions held by them, and their business experience during the past 5 years.

Name	Age	Years of Service (1)	Position
Dennis K. Williams	56	2	Chairman of the Board, President, Chief Executive Officer and Director
Wayne P. Sayatovic	56	29	Senior Vice President—Finance and Chief Financial Officer
Jerry N. Derck	55	9	Vice President—Human Resources
Harley B. Kaplan	47	*	Vice President—Group Executive
Clinton L. Kooman	59	37	Vice President—Controller
Douglas C. Lennox	49	22	Vice President—Treasurer
John L. McMurray	51	9	Vice President—Operational Excellence
Dennis L. Metcalf	54	28	Vice President—Corporate Development
Frank J. Notaro	38	4	Vice President—General Counsel and Secretary
Rodney L. Usher	56	21	Vice President—Group Executive
David T. Windmuller	44	21	Vice President—Group Executive
Bradley J. Bell.	49	*	Director
Gregory B. Kenny	49	*	Director
William H. Luers	72	13	Director
Paul E. Raether	55	14	Director
Neil A. Springer	63	12	Director
Michael T. Tokarz	52	15	Director

*	Less than 1 year of service.
(1)	The years of service for executive officers include the period prior to acquisition by IDEX or with IDEX’s predecessor company.

Mr. Williams    was appointed Chairman of the Board, President and Chief Executive Officer by the Board of Directors, effective May 1, 2000. Prior to joining IDEX, he was a senior executive of the General Electric Company, last serving as President and Chief Executive Officer of GE Power Systems Industrial Products, a global business with $4 billion in sales, based in Florence, Italy. Prior to heading GE Power Systems Industrial Products, he was President and Chief Executive Officer of GE’s Nuovo Pignone business, one of the world’s leading manufacturers of gas turbines and high-pressure industrial compressors. Mr. Williams is a director of Washington Group International, Inc.

Mr. Sayatovic    has been Senior Vice President—Finance and Chief Financial Officer of the Company since January 1992.

Mr. Derck    has been Vice President—Human Resources of the Company since November 1992.

Mr. Kaplan    has been Vice President—Group Executive of the Company since April 2002. Prior to joining IDEX, he was a senior executive with the Marmon Group, including recent assignments as President and Chief Executive Officer of Wells Lamont Corporation from March 2001 through March 2002. Previously, he was President of Koehler-Bright Star from July 1998 through March 2001 and President of Koehler Manufacturing from November 1996 through June 1998.

Mr. Kooman    has been Vice President—Controller of the Company since November 1995.

Mr. Lennox    has been Vice President—Treasurer of the Company since November 1995.

Mr. McMurray    has been Vice President—Operational Excellence of the Company since October 2000. He previously served as Vice President—Group Executive from November 1998 through September 2000, and President of the Company’s Viking Pump business unit from January 1997 through September 2000.

Mr. Metcalf    has been Vice President—Corporate Development of the Company since March 1997. He was Director of Business Development from March 1991 to February 1997.

Mr. Notaro    has been Vice President—General Counsel and Secretary of the Company since March 1998. Previously, Mr. Notaro was a partner of Hodgson Russ LLP.

Mr. Usher    has been Vice President—Group Executive of the Company since August 1997 and President of the Company’s Pulsafeeder business unit from August 1994 through September 2000.

Mr. Windmuller    has been Vice President—Group Executive of the Company since October 2000. He served as Vice President—Operations from January 1998 through September 2000. Previously, Mr. Windmuller was President of the Company’s Fluid Management business unit from January 1997 to December 1997.

Mr. Bell    has been a director of the Company since June 2001. He has been Senior Vice President and CFO of Rohm and Haas Company since April 1997. From prior to 1997 until April 1997, he served as Vice President and Treasurer of Whirlpool Corporation. Mr. Bell is member of the audit committee of the board of directors.

Mr. Kenny    has been a director of the Company since February 2002. He has been President and Chief Executive Officer of General Cable Corporation since August 2001. From 1999 until August 2001, he served as President and Chief Operating Officer of General Cable Corporation, and from 1997 until 1999, Mr. Kenny served as Executive Vice President and Chief Operating Officer of General Cable Corporation. He is a director of General Cable Corporation.

Mr. Luers    has been a director of the Company since June 1989. Since February 1999, he has been Chairman, President and Chief Executive Officer of the United Nations Association of the United States of America. From prior to 1997 until January 1999, Mr. Luers was President of The Metropolitan Museum of Art in New York, New York, and currently is a director of AOL Latin America and Wickes, Inc. Mr. Luers is the chairman of the compensation committee and a member of the audit committee of the board of directors.

Mr. Raether    has been a director of the Company since January 1988. Since prior to 1997, he has been a member of Kohlberg Kravis Roberts & Co., L.L.C., a limited liability company which acts as the general partner of Kohlberg Kravis Roberts & Co., L.P. and a general partner of KKR Associates, L.P. He is also a director of KSL Recreation Corporation and Shoppers Drug Mart Corporation.

Mr. Springer    has been a director of the Company since February 1990. He has been Managing Director of Springer & Associates, L.L.C. since prior to 1997. He is a director of CUNA Mutual Insurance Group, U.S. Freightways Corporation and Walter Industries, Inc. Mr. Springer is the chairman of the audit committee and a member of the compensation committee and executive committee of the board of directors.

Mr. Tokarz    has been a director of the Company since its organization in September 1987. He has been a member of The Tokarz Group L.L.C. since February 2002. From prior to 1997 until January 31, 2002, Mr. Tokarz was a member of Kohlberg Kravis Roberts & Co., L.L.C., a limited liability company which acts as the general partner of Kohlberg Kravis Roberts & Co., L.P. He is a general partner of KKR Associates, L.P. and is also a director of Evenflo Company, Inc., Kamaz A.O., Spalding Holdings Corporation, Walter Industries, Inc, and Primedia Inc. Mr. Tokarz is a member of the executive committee of the board of directors.

Our executive officers are elected at a meeting of the board of directors immediately following the annual meeting of shareholders, and they serve until the next annual meeting of the board, or until their successors are duly elected. Our restated certificate of incorporation, as amended, provides for a three-class board, with one class being elected each year for a term of three years.

OWNERSHIP OF COMMON STOCK BY SELLING SHAREHOLDERS,
MANAGEMENT AND PRINCIPAL SHAREHOLDERS

The following table furnishes information, as of April 8, 2002, with respect to the shares of common stock beneficially owned by (i) each director, (ii) each named executive officer, (iii) directors and executive officers of the Company as a group, and (iv) any person who is known by the Company to be a beneficial owner of more than five percent of the outstanding shares of our common stock. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. Under the Securities and Exchange Commission rules, the number of shares shown as beneficially owned includes shares of common stock subject to options that currently are exercisable or will be exercisable within 60 days of April 8, 2002. Shares of common stock subject to options that are currently exercisable or will be exercisable within 60 days of April 8, 2002 are considered to be outstanding for the purpose of determining the percentage of the shares held by a holder, but not for the purpose of computing the percentage held by others. An * indicates ownership of less than one percent of the outstanding common stock.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior To The Offering		Shares Offered	Shares Beneficially Owned After The Offering (1)
	Number	%		Number	%
Directors (other than Executive Officers):
Bradley J. Bell	2,000	*	0	2,000	*
Gregory B. Kenny	0	—	0	0	—
William H. Luers (2)	31,950	*	0	31,950	*
Paul E. Raether (3)(4)	8,753,592	28.3	3,500,000	5,253,592	16.2
Neil A. Springer (2)	36,000	*	0	36,000	*
Michael T. Tokarz (3)(4)	8,798,592	28.5	3,500,000	5,298,592	16.4

Named Executive Officers:
Dennis K. Williams (5)	204,285	*	0	204,285	*
Wayne P. Sayatovic (6)	375,575	1.2	0	375,575	1.1
David T. Windmuller (7)	56,777	*	0	56,777	*
John L. McMurray (7)	46,226	*	0	46,226	*
Rodney L. Usher (7)	79,114	*	0	79,114	*

Directors and all Executive Officers as a Group (17 persons, excluding shares owned by KKR Associates) (3) (8)	1,227,729	3.9	0	1,227,729	3.7

Other Principal Beneficial Owners:
KKR Associates, L.P. (3) (4)	8,753,592	28.3	3,500,000	5,253,592	16.2
9 West 57th Street New York, NY 10018 Paul E. Raether Michael T. Tokarz

Ariel Capital Management, Inc (9)	4,469,430	14.5	0	4,469,430	13.8
307 North Michigan Avenue Suite 599 Chicago, IL 60601

Mario J. Gabelli (10)	2,810,949	9.1	0	2,810,949	8.7
GAMCO Investors, Inc. Gabelli & Company, Inc. One Corporate Center Rye, NY 10580

Neuberger Berman, Inc. (11)	1,614,779	5.2	0	1,614,779	5.0
Neuberger Berman, LLC 605 Third Avenue New York, NY 10158

footnotes on following page

(1)	This reflects the issuance and sale of an additional 1,500,000 shares of common stock by the Company covered by this prospectus.
(2)
Includes 31,500 and 36,000 shares under option which are eligible for exercise under the Amended and Restated IDEX Corporation Stock Option Plan for Outside Directors for Messrs. Luers and Springer, respectively.

(3)
Shares of common stock shown as owned by KKR Associates, L.P. are owned of record by two partnerships, KKR Associates, L.P. and IDEX Associates, L.P. IDEX Associates, L.P. is a limited partnership of which KKR Associates, L.P. is the sole general partner and possesses sole voting and investment power. IDEX Associates, L.P. owns of record 2,939,199 shares of common stock and KKR Associates owns of record 5,814,393 shares of common stock. IDEX Associates is selling all of the shares it owns in this offering. KKR Associates, L.P. is a limited partnership of which Messrs. Raether and Tokarz (each of whom is a director of the Company) and Messrs. Henry R. Kravis, George R. Roberts, Edward A. Gilhuly, Perry Golkin, James H. Greene, Jr., Michael W. Michelson and Scott M. Stuart are general partners. Such persons may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR Associates, L.P. All of the foregoing persons disclaim beneficial ownership of any shares of the Company listed above as beneficially owned by KKR Associates, L.P. Mr. Kravis and Mr. Roberts are no longer members of our board of directors; however, both were directors of the Company within the past three years.

(4)
Assumes no exercise of the underwriters’ over-allotment option. If the over-allotment option is entirely exercised, KKR Associates, L.P. would offer an additional 750,000 shares and would hold 4,503,592 shares or 13.9% of the shares outstanding as of April 8, 2002.

(5)	Includes 157,000 shares which are eligible for exercise under the Stock Plan for Officers.
(6)
Includes 45,000 shares which are owned directly by Mr. Sayatovic’s wife, 6,750 shares which are owned by Mrs. Sayatovic as custodian for her children, and 166,500 shares which are eligible for exercise under the Stock Plan for Officers.

(7)
Includes 54,975, 45,535 and 62,200 shares which are eligible for exercise under the Stock Plan for Non-Officer Key Employees and the Stock Plan for Officers, for Messrs. Windmuller, McMurray and Usher, respectively.

(8)
Includes 67,500 shares under option which are eligible for exercise under the Amended and Restated IDEX Corporation Stock Option Plan for Outside Directors, 625,250 shares under option which are eligible for exercise under the Stock Plan for Officers, and 84,810 shares under option which are eligible for exercise under the Stock Plan for Non-Officer Key Employees.

(9)
Based on information in Schedule 13G filed by Ariel Capital Management, Inc. with respect to common stock owned by Ariel Capital Management, Inc. and certain other entities which Ariel Capital Management, Inc. directly or indirectly controls or for which Ariel Capital Management, Inc. is an investment advisor on a discretionary basis. We have not attempted to verify any of the foregoing information, which is based solely upon the information contained in the Schedule 13G.

(10)
Based on information in Schedule 13D, as amended, filed by Mario J. Gabelli, GAMCO Investors, Inc. (“GAMCO”) and Gabelli Funds, LLC (“Gabelli Funds”), with respect to common stock owned by GAMCO, Gabelli Funds and certain other entities which Mr. Gabelli directly or indirectly controls and for which he acts as chief investment officer. We have not attempted to independently verify any of the foregoing information, which is based solely upon the information contained in the Schedule 13D, as amended.

(11)
Based on information in Schedule 13G filed by Neuberger Berman, Inc. and Neuberger Berman, LLC with respect to Common Stock beneficially owned by Neuberger Berman, LLC, Neuberger Berman Management, Inc. and certain other entities which Neuberger Berman, Inc. directly or indirectly controls or for which Neuberger Berman, Inc. is an investment advisor. We have not attempted to verify any of the foregoing information, which is based solely upon the information contained in the Schedule 13G.

Selling Shareholders

We originally issued and sold (i) the 2,939,199 shares of common stock to IDEX Associates, L.P., (ii) the 560,801 shares of common stock to KKR Associates, L.P. and (iii) the additional 750,000 shares to KKR Associates, L.P. that would be offered by KKR Associates, L.P. if the underwriters exercise their over-allotment option in full to KKR Associates, L.P., covered by this prospectus, in transactions exempt from the registration requirements of the Securities Act. The following table sets forth, to our knowledge, with respect to the selling shareholders (i) the number and percentage of shares of common stock owned of record as of April 8, 2002, (ii) the maximum number of shares of common stock which may be sold in this offering, and (iii) the number and percentage of shares of common stock which will be owned after reflecting the issuance and sale of an additional 1,500,000 shares of common stock by us in the offering:

Selling Shareholders	Shares of Common Stock Owned Prior to the Offering (1)		Number of Shares of Common Stock Offered Hereby	Shares of Common Stock to be Owned After the Offering (2)
	Number	%		Number	%
IDEX Associates, L.P.	2,939,199	9.5	2,939,199	0	—
KKR Associates, L.P.	5,814,393	18.8	560,801	5,253,592	16.2

(1)
Shares of our common stock owned of record by each of IDEX Associates, L.P. and KKR Associates, L.P. are beneficially owned by KKR Associates, L.P. KKR Associates, L.P. is the sole general partner of IDEX Associates, L.P. and possesses sole investment and voting power. The table above shows the number and percentage of our shares owed of record by these two limited partnerships.

(2)
Assumes no exercise of the underwriters’ over-allotment option. If the over-allotment option is entirely exercised, KKR Associates, L.P. would offer an additional 750,000 shares and would hold 4,503,592 shares or 13.9% of the shares outstanding as of April 8, 2002.

Except as noted above, the selling shareholders have not had, within the past three years, any position, office, or other material relationship with us or any of our affiliates.

Registration Rights

Pursuant to a registration rights agreement entered into by us and the selling shareholders, the selling shareholders have the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act the shares of common stock held by the selling shareholders. Such registration rights will generally be available to the selling shareholders until registration is no longer required to enable them to resell their common stock. Each of the selling shareholders have exercised their rights under this registration rights agreement and requested that we register the shares of common stock covered by this prospectus. The registration rights agreement provides, among other things, that we will pay all expenses in connection with any such registration, other than underwriting discounts and selling commissions. Certain of our former and current officers and key employees also have “piggy back” registration rights pursuant to shareholder purchase and sale agreements, which permit them to require us to register a portion of their shares of common stock under the Securities Act to permit the public sale of their shares in connection with any registration of IDEX Associates, L.P.’s and KKR Associates, L.P.’s common shares pursuant to the registration rights agreement. Each of these former or current officers or key employees were given notice of this offering, and none of them exercised their “piggy back” registration rights in connection with this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the common share offering contemplated by this prospectus, we will have approximately 32,386,199 shares of our common stock outstanding (including 4,503,592 common shares owned by KKR Associates, L.P., assuming the over-allotment option is exercised in full) and 4,367,127 shares reserved for issuance under our stock option plans. The 4,250,000 common shares sold by the selling shareholders (assuming the over-allotment option is exercised in full) and the 1,500,000 common shares sold by us in the offering contemplated hereby will be freely tradable without restrictions or further registration under the Securities Act of 1933, except for any shares purchased by an “affiliate” (as that term is defined in Rule 144 under the Securities Act of 1933) of the Company, which will be subject to the resale limitations of Rule 144.

The 4,503,592 shares held by KKR Associates, L.P. (assuming the over-allotment option is fully exercised) and 1,227,729 shares beneficially held by our directors and executive officers (not including shares held by KKR Associates, L.P.), and any shares purchased by our affiliates, may be sold by the respective holders thereof only pursuant to an effective registration statement under the Securities Act of 1933, pursuant to Rule 144 or in accordance with an exemption under the Securities Act of 1933.

In general, under Rule 144, a person (including an “affiliate”) who beneficially owns shares that are “restricted securities” as to which at least one year has elapsed since the later of the date of acquisition of such securities from the issuer or from an affiliate of the issuer, and any affiliate who owns shares that are not “restricted securities,” is entitled to sell, within any three-month period, a number of shares that does not exceed (together with any sale by other persons required to be aggregated) the greater of 1% of our then outstanding common shares or the average weekly trading volume in our common shares in composite trading on all exchanges during the four calendar weeks preceding such sale. At March 31, 2002, the greater of these was the average weekly trading volume during the four preceding calendar weeks which was approximately 409,000 shares. A person (or persons whose shares are aggregated) who is not deemed an “affiliate” of ours and who has beneficially owned restricted securities as to which at least two years have elapsed since the later of the date of the acquisition of such securities from the issuer or from an affiliate of the issuer is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Sales under Rule 144 are also subject to certain manner of sale restrictions, notice requirements and the availability of current public information concerning us.

In connection with this offering, we, the selling shareholders, and our executive officers and directors will enter into agreements restricting our and their ability to transfer shares of our common stock without the prior written consent of Merrill Lynch & Co. for a period of 90 days after the date of this prospectus. See “Underwriting.”

No prediction can be made as to the effect, if any, that market sales of our common shares, or the availability of such shares for sale, will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 75,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 value per share. The following summary description relating to our capital stock does not purport to be complete. For a detailed description, reference is made to our certificate of incorporation, as amended and restated from time to time.

Common Stock

Our restated certificate of incorporation authorizes the issuance of 75,000,000 shares of Common Stock, par value $.01 per share. As of April 8, 2002, there were 30,886,199 shares of common stock outstanding and approximately 1,100 record owners of our common stock. The outstanding shares of common stock are validly issued, fully paid and non-assessable, and the shares of common stock offered pursuant to this prospectus are validly issued, fully paid and non-assessable.

Subject to the rights of the holders of any preferred stock and except as provided below, each holder of common stock on the applicable record date is entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore. In the event of liquidation, dissolution or winding-up of the Company, each shareholder of record on the applicable date has the right to share equally and ratably in any distribution of our assets after payment of liabilities (including payments with respect to any outstanding shares of preferred stock). Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, and, except as described below, a majority vote is required for all action to be taken by shareholders. The common stock has no preemptive rights and no redemption, sinking fund or conversion provisions.

Preferred Stock

We have authorized 5,000,000 shares of preferred stock, par value $.01 per share, of which no shares are currently outstanding. The board of directors has been authorized, subject to certain limitations set forth in the restated certificate of incorporation, to issue shares of preferred stock in one or more series, by resolution providing for the issuance of such series, and to (i) fix the number of shares which will constitute such series and the designation thereof, (ii) determine the voting rights of shares of such series, (iii) determine the terms and conditions, if any, under which such series may be redeemable, (iv) determine the rate of any dividends payable with respect to shares of such series and any preferences or relations to dividends payable with respect to shares of other classes of our capital stock, (v) determine the rights of shares of such series upon our liquidation, (vi) determine if shares of such series are convertible into or exchangeable for shares of another class or classes of our capital stock and the rates or prices at which shares of such series are convertible or exchangeable, and (vii) determine such other preferences and relative, participating, optional or other special rights and qualifications of shares of such series as are not inconsistent with the terms of our restated certificate of incorporation.

We believe that this power to issue preferred stock provides flexibility in connection with possible corporate transactions. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and restrict their rights to receive payments upon liquidation of the Company. It could also have the effect of delaying, deferring or preventing a change in control of the Company.

Transfer Agent And Registrar

The transfer agent and registrar for the common stock and preferred stock is National City Bank of Cleveland, Ohio.

Certain Anti-Takeover Provisions of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless (a) before that person became an interested shareholder, the corporation’s board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested shareholder’s becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested shareholder, the business combination is approved by the corporation’s board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested shareholder. Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of the corporation’s directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested shareholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. “Business combination” includes mergers, assets sales and other transactions resulting in a financial benefit to the shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation’s voting stock.

UNDERWRITING

General

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Robert W. Baird & Co. Incorporated, Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as representatives of the underwriters named below. Subject to certain conditions set forth in a purchase agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of shares listed opposite its name below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Suisse First Boston Corporation
Robert W. Baird & Co. Incorporated
Banc of America Securities LLC
Bear, Stearns & Co. Inc.

Total	5,000,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on a Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site relating to this offering is not a part of this prospectus. One or more of the other underwriters may also facilitate Internet distribution for this offering to certain of their Internet subscription customers.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share of common stock. The underwriters may allow, and dealers may reallow, a discount not in excess of $         per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

The following table shows the per share and total public offering price, underwriting discount and proceeds before expenses to IDEX and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to IDEX	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by IDEX.

Over-allotment Option

KKR Associates, L.P. has granted an option to the underwriters to purchase up to an aggregate of 750,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, the selling shareholders and our executive officers and directors will agree not to sell or transfer any common stock for 90 days after the date of this prospectus, subject to certain exceptions, without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, we and these other individuals and shareholders will agree not to directly or indirectly:

❒	offer, pledge, sell or contract to sell any common stock;

❒	sell any option or contract to purchase any common stock;

❒	purchase any option or contract to sell any common stock;

❒	grant any option, right or warrant for the sale of any common stock;

❒	lend or otherwise dispose of or transfer any common stock;

❒	request or demand that we file a registration statement related to the common stock; or

❒
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above also do not apply to the sale of shares by KKR Associates, L.P. to the underwriters solely to cover over-allotments in this offering.

New York Stock Exchange and Chicago Stock Exchange Listing

The shares trade on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “IEX.”

NASD Regulations

Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the common shares.

Price Stabilization, Short Positions

Until the distribution of the common stock is completed, Securities and Exchange Commission rules may limit the underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short term position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK Selling Restrictions

Each underwriter represents, warrants and agrees that

❒
it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the shares, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

❒
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

❒	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us, the selling shareholders or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such county or jurisdiction.

Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.
Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Banc of America Securities LLC is also an affiliate of a lender under our revolving credit facility. Such affiliate of Banc of America Securities LLC will receive its proportionate share of the repayment by us of amounts outstanding under our revolving credit facility from the net proceeds of this offering. See “Use of Proceeds.”

INFORMATION INCORPORATED BY REFERENCE

In this prospectus we have incorporated by reference certain reports and other information we have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents filed with the SEC by us pursuant to the Exchange Act are incorporated herein by reference until all of the securities covered hereby are sold or this offering is terminated:

❒	our Annual Report on Form 10-K for the year ended December 31, 2001;

❒	our Proxy Statement on Form 14-A, filed on March 4, 2002;

❒	the description of our common stock contained in our Registration Statement on Form 8-A filed on April 19, 1996 (File No. 1-10235) pursuant to Section 12 of the Exchange Act; and

❒
all other documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of all common shares to which this prospectus relates, which shall be deemed to be a part hereof from the date of filing of such documents.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

IDEX Corporation, 630 Dundee Road, Northbrook, Illinois 60062, Attention: Corporate Secretary, Telephone: (847) 498-7070.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our common shares are listed on the New York and Chicago Stock Exchanges. We also file information with The New York Stock Exchange. These reports, proxy statements and other information may be read and copied at 20 Broad Street, New York, New York 10005. We also file information with the Chicago Stock Exchange. These reports, proxy statements and other information may be read and copied at One Financial Plaza, 440 South LaSalle Street, Chicago, Illinois 60605. You can also request copies of these documents upon payment of a duplication fee by writing to the SEC.

This prospectus, which constitutes a part of a registration statement on Form S-3 that we filed with the Commission under the Securities Act of 1933, omits certain information contained in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to IDEX Corporation and the shares of common stock offered hereby. Furthermore, statements contained in this prospectus or in any document incorporated in this prospectus by reference regarding any contract or other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed with the Commission as an exhibit to the registration statement.

LEGAL MATTERS

The validity of the common stock will be passed upon by Latham & Watkins, Chicago, Illinois. Shearman Sterling, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K, of IDEX Corporation for the year ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

5,000,000 Shares

IDEX CORPORATION

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Credit Suisse First Boston

Robert W. Baird & Co.

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

                     , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the distribution of the securities covered by this Registration Statement. IDEX has agreed to pay all fees and expenses incident to this registration of this offering, other than sales commissions, discounts and applicable taxes.

SEC registration fee	$20,314
Legal fees and expenses	250,000
Accounting fees and expenses	80,000
EDGAR formatting and related expenses	80,000
Listing application fees and expenses	6,000
Miscellaneous expenses	63,686

Total	$500,000

Item 15. Indemnification of Directors and Officers.

As permitted by the Delaware General Corporation Law, the Company’s Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breach of the duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to shareholders), or (iv) for any transaction for which a director derives an improper personal benefit. In addition, Section 145 of the Delaware General Corporation Law and Article III, Section 13 of the Company’s Amended and Restated By-Laws, under certain circumstances, provide for the indemnification of the Company’s officers, directors, employees and agents against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but that description is qualified in its entirety by reference to Article III, Section 13 of the Company’s Amended and Restated By-Laws.

In general, any officer, director, employee or agent will be indemnified against expenses, including attorney’s fees, fines, settlements or judgments, which were actually and reasonably incurred, in connection with a legal proceeding, other than one brought by or on behalf of the Company, to which he or she was a party as a result of such relationship, if he or she acted in good faith, and in the manner he or she believed to be in or not opposed to the Company’s best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the action is brought by or on behalf of the Company, the person to be indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company’s best interest, but no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of Delaware, or the court in which such action was brought, determines upon application that, despite adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which such Court of Chancery or such other court shall deem proper.

Any indemnification under the previous paragraphs (unless ordered by a court) will be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper under the circumstances because he or she has met the applicable standard of conduct set forth above. Such determination will be made (i) by the Company’s Board of Directors by a majority vote of a quorum of disinterested directors who were not parties to such actions, (ii) by a committee of the Company’s Board of Directors who were not parties to such action, where the committee is designated by majority vote of such directors even though less than a full quorum of the full Board of Directors, (iii) by independent legal counsel in a written opinion, or (iv) by the shareholders. To the extent that a director, officer, employee or agent of the Company is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the previous paragraph, he or she will be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him or her in connection therewith.

Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the Company as authorized by the Company’s Amended and Restated By-Laws. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Company’s Board of Directors deems appropriate.

The indemnification and advancement of expenses provided by, or granted pursuant to, Section 13 of the Company’s Amended and Restated By-Laws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. If a claim for indemnification or payment of expenses under Section 13 of the Company’s Amended and Restated By-Laws is not paid in full within ninety (90) days after a written claim therefore has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company has the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

The Company’s Board of Directors may authorize, by a vote of a majority of a quorum of the Company’s Board of Directors, the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of Section 13 of the Company’s Amended and Restated By-Laws. The Company’s Board of Directors may authorize the Company to enter into a contract with any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if the Company’s Board of Directors so determines, greater than those provided for in Section 13 of the Company’s Amended and Restated By-Laws.

The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

The Company has entered into contracts with each of its officers and directors requiring the Company to indemnify such persons and advance litigation expenses to such persons to the fullest extent permitted by applicable law. The contracts also require the Company to (i) indemnify such officers and directors upon receipt of an opinion of counsel in certain cases, (ii) pay indemnity demands pending a determination of entitlement thereunder, and (iii) demonstrate, in any action brought thereunder, that such officer or director was not entitled to indemnification under applicable law.

The registration rights agreement between the Company and the selling shareholder relating to the common stock requires the Company, on the one hand, and the selling shareholder, on the other hand, under certain circumstances, to indemnify each other and their respective officers and directors against certain liabilities, including liabilities under the Securities Act, incurred in connection with the registration of such securities.

Item 16. Exhibits.

The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of IDEX Corporation under the Securities Act or the Exchange Act as indicated in parenthesis:

Exhibit No.	Description
***2.1	Form of Purchase Agreement among IDEX, the selling shareholders and the underwriters.
3.1
Restated Certificate of Incorporation of IDEX Corporation (formerly HI, Inc.) (incorporated by reference to Exhibit No. 3.1 to the Registration Statement on Form S-1 of IDEX et al., Registration N. 33-21205, as filed on April 21, 1988).

3.1(a)
Amendment to Restated Certificate of Incorporation of IDEX Corporation (formerly HI, Inc.) (incorporated by reference to Exhibit No. 3.1(a) to the Quarterly Report of IDEX on Form 10-Q for the quarter ended March 31, 1996, Commission File No. 1-10235).

3.2
Amended and Restated By-Laws of IDEX Corporation (incorporated by reference to Exhibit to Exhibit 3.2 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 of IDEX, et al., Registration No. 33-21205, as filed on July 17, 1989).

3.2(a)
Amended and Restated Article III, Section 13 of the Amended and Restated By-Laws of IDEX Corporation (incorporated by reference to Exhibit 3.2(a) to Post-Effective Amendment to the Registration Statement on Form S-1 of IDEX, et al., Registration No. 33-21205, as filed on February 12, 1990).

4.1	Restated Certificate of Incorporation and By-Laws of IDEX Corporation (filed as Exhibits 3.1 through 3.2(a)).
4.2
Specimen of Certificate of Common Stock of IDEX Corporation (incorporated by reference to Exhibit No. 4.3 to the Registration Statement on Form S-2 of IDEX, et al., Registration No. 33-42208, as filed on September 16, 1991).

*5.1	Opinion of Latham & Watkins as to the validity of the common stock.
***5.2	Opinion of Latham & Watkins as to the validity of the common stock offered by IDEX and KKR Associates, L.P.
10.1
Registration Rights Agreement, dated January 22, 1988, among IDEX, KKR Associates and IDEX Associates, relating to the Common Stock (Incorporated by reference to Exhibit No. 10.8 to the Registration Statement on Form S-1 of IDEX Corporation, et al, Registration No. 33-21205, as filed on April 21, 1988).

10.2
Form of Shareholder Purchase and Sale Agreement of IDEX Corporation (incorporated by reference to Exhibit No. 10.24 to Amendment No. 1 to the Registration Statement on Form S-1 of IDEX, et al., Registration No. 33-28317, as filed on June 1, 1989).

**23.1	Consent of Deloitte & Touche LLP, independent auditors.

Exhibit No.	Description
*23.2	Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.1).
***23.3	Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.2).
*24.1	Powers of Attorney (included on the signature page of the initial Registration Statement).

*	Previously filed.
**	Filed herewith.
***	To be filed.

Item 17. Undertakings

(a) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of IDEX Corporation’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions set forth in Item 15 or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy as expressed in the Act to a court of appropriate jurisdiction and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, IDEX certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northbrook, State of Illinois, on April 10, 2002.

ID	EX CORPORATION

/S/ WAYNE P. SAYATOVIC
By:
Wayne P. Sayatovic
Senior Vice President – Finance
and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date
* Dennis K. Williams	Chairman of the Board, President, Chief Executive Officer (Principal Executive Officer) and Director	April 10, 2002

* Wayne P. Sayatovic	Senior Vice President—Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	April 10, 2002

* Bradley J. Bell	Director	April 10, 2002

* Gregory B. Kenny	Director	April 10, 2002

* William H. Luers	Director	April 10, 2002

* Paul E. Raether	Director	April 10, 2002

* Neil A. Springer	Director	April 10, 2002

* Michael T. Tokarz	Director	April 10, 2002
/S/    WAYNE P. SAYATOVIC
*By:
Wayne P. Sayatovic
(Attorney in Fact)

EXHIBIT INDEX TO REGISTRATION STATEMENT ON FORM S-3

Exhibit No.	Description
***2.1	Form of Purchase Agreement among IDEX, the selling shareholders and the underwriters.
3.1
Restated Certificate of Incorporation of IDEX Corporation (formerly HI, Inc.) (incorporated by reference to Exhibit No. 3.1 to the Registration Statement on Form S-1 of IDEX et al., Registration N. 33-21205, as filed on April 21, 1988).

3.1(a)
Amendment to Restated Certificate of Incorporation of IDEX Corporation (formerly HI, Inc.) (incorporated by reference to Exhibit No. 3.1(a) to the Quarterly Report of IDEX on Form 10-Q for the quarter ended March 31, 1996, Commission File No. 1-10235).

3.2
Amended and Restated By-Laws of IDEX Corporation (incorporated by reference to Exhibit to Exhibit 3.2 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 of IDEX, et al., Registration No. 33-21205, as filed on July 17, 1989).

3.2(a)
Amended and Restated Article III, Section 13 of the Amended and Restated By-Laws of IDEX Corporation (incorporated by reference to Exhibit 3.2(a) to Post Effective Amendment to the Registration Statement on Form S-1 of IDEX, et al., Registration No. 33-21205, as filed on February 12, 1990).

4.1	Restated Certificate of Incorporation and By-Laws of IDEX Corporation (filed as Exhibits 3.1 through 3.2(a)).
4.2
Specimen of Certificate of Common Stock of IDEX Corporation (incorporated by reference to Exhibit No. 4.3 to the Registration Statement on Form S-2 of IDEX, et al., Registration No. 33-42208, as filed on September 16, 1991).

*5.1	Opinion of Latham & Watkins as to the validity of the common stock.
***5.2	Opinion of Latham & Watkins as to the validity of the common stock offered by IDEX and KKR Associates, L.P.
10.1
Registration Rights Agreement, dated January 22, 1988, among IDEX, KKR Associates and IDEX Associates, relating to the Common Stock (Incorporated by reference to Exhibit No. 10.8 to the Registration Statement on Form S-1 of IDEX Corporation, et al, Registration No. 33-21205, as filed on April 21, 1988).

10.2
Form of Shareholder Purchase and Sale Agreement of IDEX Corporation (incorporated by reference to Exhibit No. 10.24 to Amendment No. 1 to the Registration Statement on Form S-1 of IDEX, et al., Registration No. 33-28317, as filed on June 1, 1989).

**23.1	Consent of Deloitte & Touche LLP, independent auditors.
*23.2	Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.1).
***23.3	Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.2).
**24.1	Powers of Attorney (included on the signature page of the initial Registration Statement).

*	Previously filed.
**	Filed herewith.
***	To be filed.